     As filed with the Securities and Exchange Commission on March 15, 2000

                                                                File No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------
                                LTX Corporation
             (Exact name of Registrant as specified in its charter)

             MASSACHUSETTS                             04-2594045
    (State or other jurisdiction of       (I.R.S. Employer Identification No.)
             organization)
                                    LTX Park
                               University Avenue
                         Westwood, Massachusetts 02090
                                 (781) 461-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                                DAVID G. TACELLI
              Executive Vice President and Chief Financial Officer
                                LTX Corporation
                                    LTX Park
                               University Avenue
                         Westwood, Massachusetts 02090
                                 (781) 461-1000
  (Address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                        Copies of all communications to:
        MICHAEL P. O'BRIEN, ESQ.               GORDON H. HAYES, JR., ESQ.
            Bingham Dana LLP                Testa, Hurwitz & Thibeault, LLP
           150 Federal Street                       125 High Street
      Boston, Massachusetts 02110             Boston, Massachusetts 02110

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this Registration Statement becomes effective

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          Proposed       Proposed
                                          Maximum         Maximum
  Title of Securities      Amount to   Offering Price    Aggregate       Amount of
   to be Registered      be Registered   Per Share*   Offering Price* Registration Fee
--------------------------------------------------------------------------------------
Common Stock, par value
 $.05                      2,875,000
 per share............      shares        $46.375       $133,328,125    $35,198.63

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

* Estimated solely for the purpose of determining the registration fee. Calculated in accordance with Rule 457(c), based on the offering of up to 2,875,000 shares, including 375,000 shares that the underwriters have an option to purchase from the Registrant to cover over-allotments, at a purchase price of $46.375 per share, which is the average of the high and low prices reported on the Nasdaq National Market on March 8, 2000.

                                ---------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities and we are not soliciting offers to buy these        +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)
Issued March  , 2000

                                2,500,000 Shares

                           [LOGO OF LTX CORPORATION]
                                  COMMON STOCK

                                  -----------

                 LTX Corporation is offering 2,500,000 shares.

                                  -----------

Our common stock is listed on the Nasdaq National Market under the symbol "LTXX." On March 14, 2000, the reported last sale price of our common stock on the Nasdaq National Market was $47 per share.

                                  -----------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

                                  -----------

                             PRICE $       A SHARE

                                  -----------

                                                    Underwriting
                                                     Discounts
                                         Price to       and        Proceeds to
                                          Public    Commissions  LTX Corporation
                                        ----------- ------------ ---------------
Per Share..............................   $           $              $
Total.................................. $           $              $

LTX Corporation has granted the underwriters the right to purchase up to an additional 375,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock
to purchasers on       , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER
                                                         NEEDHAM & COMPANY, INC.

      , 2000

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    3
Risk Factors........................    6
Special Note Regarding Forward-
 Looking Statements.................   10
Use of Proceeds.....................   11
Price Range of Common Stock.........   11
Dividend Policy.....................   11
Capitalization......................   12
Selected Consolidated Financial
 Data...............................   13
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   14

                                    Page
                                    ----
Business...........................  26
Management.........................  35
Principal Stockholders.............  37
Description of Common Stock........  38
Underwriting.......................  39
Legal Matters......................  41
Experts............................  41
Where You Can Find More
 Information.......................  41
Incorporation of Certain Documents
 by Reference......................  42
Index to Consolidated Financial
 Statements........................ F-1

                               ----------------

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where the offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, the "Company", "we", "us", "our", ""or "LTX" refer to LTX Corporation.

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and notes thereto appearing elsewhere or incorporated by reference in this prospectus.

                                LTX CORPORATION

  LTX designs, manufactures, markets and services semiconductor test equipment. We sell our test systems worldwide to designers and manufacturers of semiconductor devices, such as Texas Instruments, STMicroelectronics, Samsung, Philips Semiconductor, Motorola, Lucent Technologies, Infineon Technologies and Hitachi. These devices are incorporated in a wide range of products, including data communications equipment such as switches, routers and servers, broadband access products such as cable modems and Ethernet accessories, personal communication devices such as cell phones and personal digital assistants, consumer products such as televisions, videogame systems, digital cameras, and automobile electronics, and personal computer accessory products such as disk drives and 3D graphics accelerators.

  Today, our products are focused on testing semiconductor devices that incorporate multiple device technologies and functions into a single semiconductor device, referred to as system-on-a-chip, or SOC. SOC provides the benefits of lower cost, smaller size, and higher performance by combining advanced digital, mixed signal (a combination of digital and analog) and embedded memory technologies on a single device. These distinct technologies were, until recently, available only on several separate semiconductor devices, each performing a specific function. SOC enables the development of smaller, cheaper, and more advanced electronic products such as cellular phones, laptop computers, and mobile Internet terminals, as well as sophisticated consumer and automobile electronics. Historically, device manufacturers used several narrowly focused testers, each designed to test only digital, only memory, or only mixed signal devices, but incapable of testing all three. SOC does not fit into any one of these categories because it represents the convergence of these three technologies and requires new testing technology. We believe the inability to fully and efficiently test SOC devices has slowed advancements in the design and development of more sophisticated electronic products.

  With the introduction of the LTX Fusion(R) test platform, we now offer a test system capable of testing SOC devices, as well as more traditional analog, digital, and mixed signal semiconductor devices, on a single, integrated platform. Fusion allows our customers to use a single, integrated hardware and software system to test all of these devices, rather than resorting to the multiple test systems typically required. By using a single testing platform, our customers are able to optimize their asset utilization, thereby increasing their manufacturing flexibility and lowering the overall cost of their testing processes. Fusion provides:

  .  a single test platform;

  .  multi-site test capability;

  .  a full range of mixed signal instrumentation;

  .  state of the art digital test capability; and

  .  easy-to-use software for test program development.

  We intend to capture a significant share of the semiconductor test equipment market by:

  .  extending our technological lead in single platform testing;

  .  maintaining our focus on the SOC test market;

  . concentrating our sales, applications consulting and service efforts on key accounts;

  .  further improving the flexibility of our business model; and

  .  building on our strategic alliances.

  Our principal executive offices and manufacturing operations are located at LTX Park, University Avenue, Westwood, Massachusetts 02090. Our telephone number is (781) 461-1000. We also have sales and service facilities throughout North America, Europe, and Asia. Our corporate web site is www.ltx.com. The information in our web site is not incorporated by reference in this prospectus.

                                  The Offering

Common stock offered................. 2,500,000 shares
Common stock to be outstanding after  46,169,972 shares
 this offering.......................
Over-allotment option................ 375,000 shares
Use of proceeds...................... For general corporate purposes, including working capital, capital
                                      expenditures, potential acquisitions and
                                      investments, and possible repayment of
                                      outstanding debt.
Nasdaq National Market Symbol........ LTXX

  The above information is based on 43,669,972 shares outstanding as of February 29, 2000. This information does not include 4,553,335 shares of common stock exercisable pursuant to outstanding options as of February 29, 2000 at a weighted average exercise price of $5.61 per share, under our 1999 Stock Plan, 1990 Stock Option Plan and 1995 LTX (Europe) Ltd. Approved Stock Option Plan and does not include 399,055 shares issuable upon conversion of our 7 1/4% Convertible Subordinated Debentures due 2011 which were called for redemption on March 24, 2000.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

Consolidated Statements of Operations Data:

                                                                              Six Months Ended
                                    Fiscal Years ended July 31,                  January 31,
                         ---------------------------------------------------  ------------------
                           1995      1996      1997       1998       1999       1999      2000
                         --------- --------- ---------  ---------  ---------  --------  --------
                                                                                 (unaudited)
Net sales............... $ 210,319 $ 266,476 $ 194,343  $ 196,227  $ 157,326  $ 60,709  $130,215
Income (loss) from
 operations.............    14,840    31,368   (15,926)   (77,129)    (2,470)   (9,283)   18,765
                         --------- --------- ---------  ---------  ---------  --------  --------
Net income (loss)....... $  10,694 $  30,270 $ (15,909) $ (78,280) $     375  $ (5,753) $ 18,910
                         ========= ========= =========  =========  =========  ========  ========
Net income (loss) per
 share:
  Basic................. $     .37 $     .89 $    (.45) $   (2.15) $     .01  $  (0.16) $   0.47
  Diluted............... $     .36 $     .82 $    (.45) $   (2.15) $     .01  $  (0.16) $   0.44
Weighted-average common
 shares:
  Basic.................    28,805    34,011    35,476     36,401     35,696    35,477    39,816
  Diluted...............    29,787    36,755    35,476     36,401     36,958    35,477    43,258

  The "Pro Forma" column in the summary consolidated balance sheet data below assumes that all of the convertible subordinated debentures, which were called for redemption on March 24, 2000 and have a conversion price of $18.00, have been converted into 399,055 shares of common stock. The "Pro Forma As Adjusted" column in the summary consolidated balance sheet data below gives effect to the sale of the 2,500,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Consolidated Balance Sheet Data:

                                                      As of January 31, 2000
                                                  ------------------------------
                                                                      Pro Forma
                                                   Actual  Pro Forma As Adjusted
                                                  -------- --------- -----------
                                                           (unaudited)
                                                          (in thousands)
Working capital.................................. $146,557 $146,557   $257,932
Property and equipment, net......................   33,717   33,717     33,717
Total assets.....................................  265,778  265,778    377,153
Long-term debt, less current portion.............   13,859   13,859     13,859
Convertible subordinated debentures..............    7,183      --         --
Total stockholders' equity.......................  160,577  167,760    279,135

  Except as set forth in the Consolidated Financial Statements and Notes thereto, or as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. LTX(R) and Fusion(R) are our registered trademarks, and enVision(TM), enVision++(TM) and the LTX logo are our trademarks. This prospectus also contains the trademarks and trade names of other companies.

                                  RISK FACTORS

  You should consider carefully the risks described below before you decide to buy our common stock. The risks and uncertainties described below are not the only ones facing us. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

  Our Sole Market Is the Highly Cyclical Semiconductor Industry, Which Causes a Cyclical Impact On Our Financial Results.

  We sell capital equipment to companies that design, manufacture, assemble, and test semiconductor devices. The semiconductor industry is highly cyclical, causing in turn a cyclical impact on our financial results. Any significant downturn in the markets for our customers' semiconductor devices or in general economic conditions would likely result in a reduction in demand for our products and would hurt our business.

  Most recently, our revenue and operating results declined in fiscal 1998 as a result of a sudden and severe downturn in the semiconductor industry precipitated by the recession in several Asian countries. Downturns in the semiconductor test equipment industry have been characterized by diminished product demand, excess production capacity and accelerated erosion of selling prices. We believe the markets for newer generations of devices, including SOC, will also experience similar characteristics. In the past, we have experienced delays in commitments, delays in collecting accounts receivable and significant declines in demand for our products during these downturns, and we cannot be certain that we will be able to maintain or exceed our current level of sales. Additionally, as a capital equipment provider, our revenue is driven by the capital expenditure budgets and spending patterns of our customers who often delay or accelerate purchases in reaction to variations in their businesses. Because a high proportion of our costs are fixed, we are limited in our ability to reduce expenses quickly in response to revenue short-falls. In a contraction, we may not be able to reduce our significant fixed costs, such as continued investment in research and development and capital equipment requirements.

  We May Not Be Able to Deliver Custom Hardware Options and Software Applications to Satisfy Specific Customer Needs in a Timely Manner.

  We must develop and deliver customized hardware and software to meet our customers' specific test requirements. Our test equipment may fail to meet our customers' technical or cost requirements and may be replaced by competitive equipment or an alternative technology solution. Our inability to provide a test system that meets requested performance criteria when required by a device manufacturer would severely damage our reputation with that customer. This loss of reputation may make it substantially more difficult for us to sell test systems to that manufacturer for a number of years. We have, in the past, experienced delays in introducing some of our products and enhancements.

  Our Dependence on International Sales and Non-U.S. Suppliers Involves Significant Risk.

  International sales have constituted a significant portion of our net sales in recent years, and we expect that this composition will continue. International sales accounted for 69.5% of our net sales for the six month period ending January 31, 2000, 60.8% of our net sales in fiscal year 1999, 60.2% of our net sales in fiscal year 1998, and 67.3% of our net sales in fiscal year 1997. In addition, we rely on non-U.S. suppliers for several components of the equipment we sell. As a result, a major part of our net sales and the ability to manufacture our products are subject to the risks associated with international commerce. A reduction in net sales or a disruption or increase in the cost of our manufacturing materials could hurt our operating results. These international relationships make us particularly sensitive to changes in the countries from which we derive sales and obtain supplies. International sales and our relationships with suppliers may be hurt by many factors, including:

  . changes in law or policy resulting in burdensome government controls, tariffs, restrictions, embargoes or export license requirements;

  .  political and economic instability in our target international markets;

  .  longer payment cycles common in foreign markets;

  .  difficulties of staffing and managing our international operations;

  . less favorable foreign intellectual property laws making it harder to protect our technology from appropriation by competitors; and

  . difficulties collecting our accounts receivable because of the distance and different legal rules.

  In the past, we have incurred expenses to meet new regulatory requirements in Europe, experienced periodic difficulties in obtaining timely payment from non-U.S. customers, and been affected by the recession in several Asian countries.

  Our foreign sales are typically invoiced and collected in U.S. dollars. A strengthening in the dollar relative to the currencies of those countries where we do business would increase the prices of our products as stated in those currencies and could hurt our sales in those countries. Significant fluctuations in the exchange rates between the U.S. dollar and foreign currencies could cause us to lower our prices and thus reduce our profitability. These fluctuations could also cause prospective customers to push out or delay orders because of the increased relative cost of our products. In the past, there have been significant fluctuations in the exchange rates between the dollar and the currencies of countries in which we do business.

  Our Sales and Operating Results Have Fluctuated Significantly From Period to Period, Including From One Quarter to Another, and They May Continue to Do So.

  Our quarterly and annual operating results are affected by a wide variety of factors that could adversely affect sales or profitability or lead to significant variability in our operating results or our stock price. This may be caused by a combination of factors, including the following:

  . sales of a limited number of test systems account for a substantial portion of our net sales in any particular fiscal quarter, and a small number of transactions could therefore have a significant impact;

  .  order cancellations by customers;

  .  lower gross margins in any particular period due to changes in:

    -- our product mix,

    -- the configurations of test systems sold, or

    -- the customers to whom we sell these systems;

  . the high selling prices of our test systems (which typically result in a long selling process); and

  .  changes in the timing of product orders due to:

    -- unexpected delays in the introduction of products by our customers,

    -- shorter than expected lifecycles of our customers' semiconductor devices, or

    -- uncertain market acceptance of products developed by our customers.

  We cannot predict the impact of these and other factors on our sales and operating results in any future period. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period. Because of this difficulty in predicting future performance, our operating results may fall below expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations would likely adversely affect the market price of our common stock.

  The Market for Semiconductor Test Equipment is Highly Concentrated, and We Have Limited Opportunities to Sell Our Products.

  The semiconductor industry is highly concentrated, and a small number of semiconductor device manufacturers and contract assemblers account for a substantial portion of the purchases of semiconductor test equipment generally, including our test equipment. Sales to our ten largest customers accounted for 73.8% of net sales for the six months ended January 31, 2000, 59.7% of net sales in fiscal year 1999, 55.2% of net sales in fiscal year 1998, and 43.5% of net sales in fiscal year 1997. Our customers may cancel orders with few or no penalties. If a major customer reduces orders for any reason, our net sales, operating results, and financial condition will be hurt. In addition, our ability to increase our sales will depend in part upon our ability to obtain orders from new customers. Semiconductor manufacturers select a particular vendor's test system for testing the manufacturer's new generations of devices and make substantial investments to develop related test program software and interfaces. Once a manufacturer has selected one test system vendor for a generation of devices, that manufacturer is more likely to purchase test systems from that vendor for that generation of devices, and, possibly, subsequent generations of devices as well.

  Our Future Rate of Growth is Highly Dependent on the Growth of the SOC
  Market.

  In 1996, we refocused our business strategy on the development of our Fusion HF product, which is primarily targeted towards addressing the needs of the SOC market. If the SOC market fails to grow as we expect, our ability to sell our Fusion HF product will be hampered.

  Our Market Is Highly Competitive, and We Have Limited Resources to Compete.

  The test equipment industry is highly competitive in all areas of the world. Many other domestic and foreign companies participate in the markets for each of our products, and the industry is highly competitive. Our principal competitors in the market for semiconductor test equipment are Agilent Technologies (formerly a division of Hewlett-Packard), Credence Systems, Schlumberger Limited, and Teradyne. Most of these major competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing, and customer support capabilities.

  We expect our competitors to enhance their current products and to introduce new products with comparable or better price and performance. The introduction of competing products could hurt sales of our current and future products. In addition, new competitors, including semiconductor manufacturers themselves, may offer new testing technologies, which may in turn reduce the value of our product lines. Increased competition could lead to intensified price-based competition, which would hurt our business and results of operations. Unless we are able to invest significant financial resources in developing products and maintaining customer support centers worldwide, we may not be able to compete.

  Development of Our Products Requires Significant Lead-Time, and We May Fail to Correctly Anticipate the Technical Needs of Our Customers.

  Our customers make decisions regarding purchases of our test equipment while their devices are still in development. Our test systems are used by our customers to develop, test and manufacture their new devices. We therefore must anticipate industry trends and develop products in advance of the commercialization of our customers' devices, requiring us to make significant capital investments to develop new test equipment for our customers well before their devices are introduced. If our customers fail to introduce their devices in a timely manner or the market does not accept their devices, we may not recover our capital investment through sales in significant volume. In addition, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not generate revenue in excess of the costs of development, and they may be quickly rendered obsolete by changing customer preferences or the introduction of products embodying new technologies or features by our competitors. Furthermore, if we were to make announcements of product delays, or if our competitors were to make announcements of new test systems, these announcements could cause our customers to defer or forego purchases of our existing test systems, which would also hurt our business.

  Our Success Depends on Attracting and Retaining Key Personnel.

  Our success will depend on our ability to attract and retain highly qualified managers and technical personnel. Competition for such specialized personnel is intense, and it may become more difficult for us to hire or retain them. Our volatile business cycles only aggravate this problem. Our layoffs in the last industry downturn could make it more difficult for us to hire or retain qualified personnel.

  Our Dependence on Subcontractors and Sole Source Suppliers May Prevent Us From Delivering an Acceptable Product on a Timely Basis.

  We rely on subcontractors to manufacture many of the components and subassemblies for our products, and we rely on sole source suppliers for certain components. Our reliance on subcontractors gives us less control over the manufacturing process and exposes us to significant risks, especially inadequate capacity, late delivery, substandard quality, and high costs.

  In addition, the manufacture of certain of these components and subassemblies is an extremely complex process. If a supplier became unable to provide parts in the volumes needed or at an acceptable price, we would have to identify and qualify acceptable replacements from alternative sources of supply, or manufacture such components internally. The process of qualifying subcontractors and suppliers is a lengthy process. We are dependent on two semiconductor device manufacturers, Vitesse Semiconductor and Maxtech Components. Each is a sole source supplier of components manufactured in accordance with our proprietary design and specifications. We have no written supply agreements with these sole source suppliers and purchase our custom components through individual purchase orders. Vitesse Semiconductor is also a Fusion customer.

  Economic Conditions in Asia May Hurt Our Sales.

  Asia is an important region for our customers in the semiconductor industry, and many of them have operations there. In recent years, Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies and other instabilities. These instabilities may continue or worsen, which could have a material adverse impact on our financial position and results of operations, as approximately 53% of our net sales for the six months ended January 31, 2000 and 45% of our net sales in fiscal 1999 were derived from this region. In light of the recent economic downturn in Asia, we may not be able to obtain additional orders and may experience cancellations of orders. If conditions do not continue to improve, our future financial condition, revenues, and operating results could be hurt.

  We May Not Be Able to Protect Our Intellectual Property Rights.

  Our success depends in part on our ability to obtain intellectual property rights and licenses and to preserve other intellectual property rights covering our products and development and testing tools. To that end, we have obtained certain domestic patents and may continue to seek patents on our inventions when appropriate. We have also obtained certain trademark registrations. To date, we have not sought patent protection in any countries other than the United States, which may impair our ability to protect our intellectual property in foreign jurisdictions. The process of seeking intellectual property protection can be time consuming and expensive. We cannot ensure that:

  .  patents will issue from currently pending or future applications;

  . our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us;

  . foreign intellectual property laws will protect our intellectual property rights; or

  . others will not independently develop similar products, duplicate our products or design around our technology.

If we do not successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results.

  We also rely on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees and consultants to protect our intellectual property. Other parties may not comply with the terms of their agreements with us, and we may not be able to adequately enforce our rights against these people.

  Third Parties May Claim We Are Infringing Their Intellectual Property, and We Could Suffer Significant Litigation Costs, Licensing Expenses or Be Prevented from Selling Our Products.

  Intellectual property rights are uncertain and involve complex legal and factual questions. We may be unknowingly infringing on the intellectual property rights of others and may be liable for that infringement, which could result in significant liability for us. If we do infringe the intellectual property rights of others, we could be forced to either seek a license to intellectual property rights of others or alter our products so that they no longer infringe the intellectual property rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical.

  We are responsible for any patent litigation costs. If we were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may have to participate in legal proceedings. These types of proceedings may be costly and time consuming for us, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, obtain licenses, modify our products or processes, stop making products or stop using processes.

  Our Stock Price Is Volatile.

  In the twelve month period ended January 31, 2000, the closing sale price per share of our stock ranged from a low of $3.43 to a high of $33,13. The price of our common stock has been and likely will continue to be subject to wide fluctuations in response to a number of events and factors, such as:

  .  quarterly variations in operating results;

  . variances of our quarterly results of operations from securities analyst estimates;

  . changes in financial estimates and recommendations by securities analysts;

  . announcements of technological innovations, new products, or strategic alliances; and

  .  news reports relating to trends in our markets.

  In addition, the stock market in general, and the market prices for semiconductor-related companies in particular, have experienced significant price and volume fluctuations that often have been unrelated to the operating performance of the companies affected by these fluctuations. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our operating performance.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

  This prospectus includes or incorporates forward-looking statements that involve substantial risks and uncertainties and fall within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates," and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements, particularly under the heading "Risk Factors," that we believe could cause our actual results to differ materially from the forward-looking statements that we make. We do not assume any obligation to update any forward-looking statement we make.

                                USE OF PROCEEDS

  The net proceeds to us from the sale of the shares of common stock offered with this prospectus are estimated to be approximately $111,375,000, assuming a public offering price of $47.00 per share (the closing price of our common stock on March 14, 2000) and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses we must pay. See "Underwriting."

  We expect to use the net proceeds for general corporate purposes, including working capital and capital expenditures. We may use a portion of the net proceeds to acquire businesses, make investments in products or technologies that are complementary to our business, or to repay outstanding debt. We have no plans to make any specific acquisitions, investments or to make any such repayment. Prior to using the proceeds in the manner described above, we plan to invest the net proceeds of this offering in short-term, interest-bearing investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

  Our common stock is quoted on the Nasdaq National Market under the symbol "LTXX". The following table shows the high and low closing sale prices per share of our common stock, as reported on the Nasdaq National Market, for the periods indicated:

                                                              High       Low
                                                            --------- ---------
      Fiscal Year Ended July 31, 1997:
        First Quarter...................................... $ 5 3/4   $ 3 15/16
        Second Quarter.....................................   7 3/8     3 15/16
        Third Quarter......................................   7         4 1/8
        Fourth Quarter.....................................   7 3/4     4 7/8
      Fiscal Year Ended July 31, 1998:
        First Quarter...................................... $ 8 1/4   $ 5 1/4
        Second Quarter.....................................   6 3/4     4 3/16
        Third Quarter......................................   5 1/2     4 1/4
        Fourth Quarter.....................................   5 1/2     3 1/2
      Fiscal Year Ended July 31, 1999:
        First Quarter...................................... $ 3 7/8   $ 1
        Second Quarter.....................................   4 7/16    2
        Third Quarter......................................   6 29/32   3 7/16
        Fourth Quarter.....................................  14 1/2     6 1/8
      Fiscal Year Ending July 31, 2000:
        First Quarter...................................... $16 11/16 $10 3/8
        Second Quarter.....................................  33 1/8    15 15/16
        Third Quarter (through March 14, 2000).............  50 1/4    29 1/2

  On March 14, 2000, the reported last sale price of the common stock on the Nasdaq National Market was $47.00 per share. As of February 29, 2000, we had approximately 1,122 stockholders of record of our common stock.

                                DIVIDEND POLICY

  We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business. In addition, our credit agreement with a bank contains certain covenants which prohibit us from paying cash dividends.

                                 CAPITALIZATION

  The following table shows our capitalization as of January 31, 2000, and as adjusted to give effect to the sale of the 2,500,000 shares of common stock offered in this offering and after deducting the underwriting discount and estimated offering expenses payable by us. The outstanding share information excludes 4,805,207 shares of common stock issuable on exercise of outstanding options as of January 31, 2000 with a weighted average exercise price of $5.39 per share.

                                                  As of January 31, 2000
                                              ---------------------------------
                                                                     Pro Forma
                                               Actual    Pro Forma  as Adjusted
                                              ---------  ---------  -----------
                                                        (unaudited)
                                                   (in thousands, except
                                                      share amounts)
Short-term debt:
  Notes payable to banks..................... $  11,458  $  11,458   $  11,458
  Current portion of long-term debt..........       672        672         672
                                              ---------  ---------   ---------
    Total short-term debt.................... $  12,130  $  12,130   $  12,130
Long-term debt:
  Lease purchase obligations................. $   2,531  $   2,531   $   2,531
  Subordinated note payable..................    12,000     12,000      12,000
  7 1/4% Convertible Subordinated Debentures
   Due 2011..................................     7,183        --          --
                                              ---------  ---------   ---------
    Total long-term debt.....................    21,714     14,531      14,531
    Less current portion.....................      (672)      (672)       (672)
                                              ---------  ---------   ---------
      Total..................................    21,042     13,859      13,859
Stockholder's equity:
  Common stock, $0.05 par value:
  100,000,000 shares authorized; 43,188,767
   shares issued and outstanding; 43,587,822
   shares issued and outstanding pro forma;
   46,087,822 shares issued and outstanding
   pro forma as adjusted.....................     2,287      2,307       2,432
    Additional paid-in capital...............   282,166    289,329     400,579
    Accumulated deficit......................  (112,115)  (112,115)   (112,115)
    Treasury stock...........................   (11,761)   (11,761)    (11,761)
                                              ---------  ---------   ---------
      Total stockholder's equity.............   160,577    167,760     279,135
                                              ---------  ---------   ---------
        Total capitalization................. $ 181,619  $ 181,619   $ 292,994
                                              =========  =========   =========

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following table contains our selected consolidated financial data and is qualified by the more detailed consolidated financial statements and notes thereto included elsewhere in this prospectus. The selected consolidated financial data for and as of the end of each of the five fiscal years in the period ended July 31, 1999 are derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. Prior period financial statements have been reclassified to conform to the fiscal year 2000 presentation. The reclassification had no impact on earnings for any period. The data for the six months ended January 31, 1999 and 2000 has been derived from the unaudited financial statements appearing elsewhere in this prospectus. The unaudited financial statements, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results for the unaudited periods. The results for the six months ended January 31, 2000 are not necessarily indicative of results to be expected for the full fiscal year. The following data should be read in conjunction with the financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and other financial information included elsewhere in this prospectus.

                                                                             Six Months Ended
                                   Fiscal Years ended July 31                   January 31,
                          -------------------------------------------------  ------------------
                            1995      1996       1997      1998      1999      1999      2000
                          --------  ---------  --------  --------  --------  --------  --------
                                                                                (unaudited)
                               (in thousands, except per share data and statistics)
Consolidated Statement
 of Operations Data:
Sales...................  $210,319   $266,476  $194,343  $196,227  $157,326  $ 60,709  $130,215
Cost of sales...........   130,277    150,319   119,699   127,837    93,451    38,291    70,051
Inventory provisions....       --       3,600     9,250    40,718       --        --        --
Engineering and product
 development expenses...    26,249     34,402    35,521    47,757    34,828    16,577    23,126
Selling, general and
 administrative
 expenses...............    38,953     46,787    39,049    50,772    31,517    15,124    18,273
Restructuring charges...       --         --      6,750     6,272       --        --        --
                          --------  ---------  --------  --------  --------  --------  --------
Income (loss) from
 operations.............    14,840     31,368   (15,926)  (77,129)   (2,470)   (9,283)   18,765
Net interest (expense)
 income.................    (3,774)       297       433       (21)     (941)     (256)      175
Gain on liquidation/sale
 of business units......       --         --        --        --      3,786     3,786       --
Provision for income
 taxes..................       372      1,395       416     1,130       --        --         30
                          --------  ---------  --------  --------  --------  --------  --------
Net income (loss).......  $ 10,694  $  30,270  $(15,909) $(78,280) $    375  $ (5,753) $ 18,910
                          ========  =========  ========  ========  ========  ========  ========
Net income (loss) per
 share:
  Basic.................  $   0.37  $    0.89  $  (0.45) $  (2.15) $   0.01  $  (0.16) $   0.47
  Diluted...............  $   0.36  $    0.82  $  (0.45) $  (2.15) $   0.01  $  (0.16) $   0.44
Weighted-average common
 shares used in
 computing net income
 (loss) per share:
  Basic.................    28,805     34,011    35,476    36,401    35,696    35,477    39,816
  Diluted...............    29,787     36,755    35,476    36,401    36,958    35,477    43,258
Consolidated Balance
 Sheet Data:
Working capital.........  $ 62,182  $ 137,619  $115,118  $ 33,958  $ 47,915  $ 37,881  $146,557
Property and equipment,
 net....................    28,407     37,880    42,958    35,427    31,942    31,714    33,717
Total assets............   145,917    235,319   213,546   141,019   147,993   123,665   265,778
Total debt..............    37,083     36,348    32,372    25,476    27,477    20,087    33,172
Stockholders' equity....    65,407    155,039   140,198    55,950    58,928    50,203   160,577
Other Information
 (unaudited):
Current ratio...........      2.20       3.44      3.19      1.49      1.71      1.71      2.74
Asset turnover..........      1.44       1.13      0.91      1.39      1.06      0.98      0.98
Debt as a percentage of
 total capitalization...      36.2%      19.0%     18.8%     31.3%     31.8%     28.6%     17.1%
Additions to property
 and equipment (net)....  $ 10,222  $  20,006  $ 16,116  $  8,795  $  9,636  $  2,699  $  8,370
Depreciation and
 amortization...........     9,701     10,533    11,038    12,510    11,291     5,811     5,548

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read together with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements.

Overview

  We design, manufacture, market and service semiconductor test equipment. We sell our test systems worldwide to customers in the semiconductor industry. Our most recently introduced product, Fusion HF, can test a broad range of analog, digital, mixed signal (a combination of analog and digital) and system-on-a-chip, or SOC, devices, all on a single test platform. We design and assemble our test systems in Westwood, Massachusetts and San Jose, California and operate globally with sales, service and support centers in North America, Europe, and Asia.

  The demand for our equipment is dependent upon growth in the semiconductor industry. Three primary factors ultimately drive this demand:

  .  increases in unit production of semiconductor devices;

  .  increases in the complexity of devices used in electronic products; and

  .  the emergence of next generation device technologies, such as SOC.

  Strategic Realignment. In September 1996, we changed our strategic focus to develop a solution for the testing needs of the then emerging SOC market. At that time, we realigned our separate digital and mixed signal research and development organizations to work together to develop a single test platform incorporating our mixed signal test expertise with our extensive digital test technology and embedded memory test capability. We restructured our operations and reorganized our management consistent with our new strategic focus on the SOC market. For the remainder of fiscal 1997 and into fiscal 1998, we implemented the transition to Fusion, our SOC test platform, to meet the requirements of the SOC market.

  During the second half of fiscal 1998, the semiconductor and semiconductor test equipment industries experienced a significant decline in demand. This was due to overcapacity and also to the Asia currency revaluations and the economic slowdown in Asia. As a result of this steep decline and our product transition to Fusion, we had lower than expected revenues and consequently experienced losses from operations.

  In fiscal 1999, we completed a number of initiatives to maximize benefits from our strategic realignment. During the year, we consolidated our test equipment assembly functions from our San Jose, California facility into our Westwood, Massachusetts facility, liquidated our majority-owned Japanese subsidiary, completed the restructuring of our sales channels in Japan and other parts of Asia, developed strategic service and repair alliances with business partners and initiated several key outsourcing programs. In fiscal 1999, we accomplished three major objectives:

  . completed our restructuring plan centered around our Fusion product strategy;

  .  reduced operating costs and implemented a more flexible business model;
     and

  .  focused our Fusion sales efforts on key accounts.

  In the first two quarters of fiscal 2000, we have continued to execute our single platform, SOC test strategy and to align our internal operations with the initiatives mentioned above.

  Restructuring. Semiconductor test equipment manufacturing operations are capital intensive. Because a high proportion of a semiconductor test equipment manufacturer's operating costs are fixed and remain relatively constant, operating profit increases or decreases, as sales volume increases or decreases. In each of fiscal 1997 and 1998, we restructured our operations to better align them with our business strategy and to minimize the impact of downturns in the test equipment market.

  We recorded charges totaling $16.0 million in the first quarter of fiscal 1997 related to our efforts to enhance our manufacturing efficiency with respect to existing products, and to the overall downturn in the test equipment market that began in the third quarter of fiscal 1996. These charges included $6.7 million of restructuring charges and $9.3 million of inventory provisions. We also reorganized our management team and initiated a new marketing and product development strategy that produced a reduction in the realizable value of inventories relating to non-strategic products. The bulk of our inventory provisions of $9.3 million in the first quarter of fiscal 1997 was a direct result of product obsolescence in our Delta 50 and Delta 100 products.

  In fiscal 1998, the Asian financial crisis, which had begun in January 1998, created a major impact on the global economy, precipitating a further drop in demand for semiconductor test equipment. At the same time, we were developing Fusion to meet the requirements of the SOC market. We implemented a restructuring plan in the fourth quarter of fiscal 1998 to align our sales, marketing and support operations with our Fusion product strategy, to lower our fixed costs to adjust to the downturn in the semiconductor industry and to position us for stronger financial performance when the industry recovered. We recorded restructuring and other charges totaling $47.0 million during fiscal 1998. These charges included $6.3 million for restructuring charges, including $3.1 million of severance and $2.9 million related to the impairment of fixed assets, and inventory provisions of $40.7 million. The $6.3 million restructuring charge included the costs of consolidating our San Jose, California, manufacturing operations with our Westwood, Massachusetts operations, restructuring our sales channels in Japan and other parts of Asia and the estimated costs of our planned divestiture of our iPTest division in the U.K. These actions reduced our workforce by approximately 30%, which affected all functions of our business. The inventory provisions of $40.7 million were due to significant excess and obsolete inventory related to the drop in demand for our products and the introduction of our Fusion product line. In anticipation of a higher level of demand for our existing products, inventory purchases in the second and third quarters of fiscal 1998 included a large amount of custom and semi-custom inventory that became obsolete or difficult to sell due to the declining business conditions within the industry in the third and fourth quarter of fiscal 1998. The inventory provisions of $40.7 million taken in the fourth quarter of 1998 consisted of a write-down of the Delta Series product line for $25.3 million, the Synchro and 77/90 product lines for $11.8 million, and $3.6 million for service parts deemed excess or obsolete.

  Ando Alliance. We have had a strategic alliance with Ando Electric Co., Ltd., a subsidiary of NEC Corporation, for over seven years. In 1993, we entered into commercial agreements with Ando relating to our prior generation of digital test products. In 1994, Ando loaned us $20.0 million, and in connection with this loan, we issued Ando a common stock purchase warrant for 2.0 million shares of our common stock. We expanded our alliance with Ando in 1998 with a new six year agreement, providing Ando with rights to manufacture, market and develop our Fusion products for Japanese customers. In exchange for these rights, Ando paid us $10.0 million and assigned back to us 1.6 million of the
2.0 million shares of our common stock that had been issued to Ando upon the exercise of the warrant. These shares were valued at $7.4 million, the market value of our stock at the time the agreement was executed. Relying on a percentage of completion method based on the development of the Fusion product line, we recognized as revenue in fiscal 1998 $7.4 million of the $17.4 million in aggregate consideration relating to this transaction and deferred the remaining $10.0 million of revenue. This $10.0 million in revenue will be recognized ratably over the period in which we complete the transfer of the manufacturing and technology rights. We recognized $8.5 million of the deferred revenue in fiscal 1999 and the remaining $1.5 million in the first quarter of fiscal 2000. Ando has also agreed to pay royalties to us on future sales of Fusion in Japan and reduced the interest rate from 8.0% to 5.5% on the outstanding balance of the loan, effective March 30, 1998. At January 31, 2000, the outstanding balance on the Ando debt was $12.0 million.

Results of Operations

  The following table sets forth for the periods indicated the principal items included in the Consolidated Statement of Operations as percentages of total net sales.

                                            Percentage of Net
                                                  Sales          Six Months
                                             Year Ended July        Ended
                                                   31,           January 31,
                                            -------------------  ------------
                                            1997   1998   1999   1999   2000
                                            -----  -----  -----  -----  -----
Net sales.................................. 100.0% 100.0% 100.0% 100.0% 100.0%
Cost of sales..............................  61.6   65.1   59.4   63.1   53.8
Inventory provisions.......................   4.8   20.8     --     --     --
Gross profit...............................  33.6   14.1   40.6   36.9   46.2

Engineering and product development ex-
 penses....................................  18.3   24.3   22.1   27.3   17.8
Selling, general and administrative ex-
 penses....................................  20.1   25.9   20.0   24.9   14.0
Restructuring charges......................   3.5    3.2     --     --     --
Income (loss) from operations..............     *      *      *      *   14.4

Interest expense...........................     *      *      *    1.2    0.8
Interest income............................   1.5    1.0    0.4    0.7    0.9
Gain on liquidation/sale of business
 units.....................................    --     --    2.4    6.3     --
Income (loss) before income taxes..........     *      *    0.2   (9.5)  14.5
Provision for income taxes.................   0.2    0.6     --     --     --
Net income (loss)..........................     *      *    0.2   (9.5)  14.5

--------
*  Not meaningful

  Six Months Ended January 31, 2000 Compared to Six Months Ended January 31,
1999.

  Net Sales. Our net sales for the six months ended January 31, 2000 were $130.2 million as compared to $60.7 million for the same period of the prior year, an increase of 114.5%. The increase in net sales is primarily a result of the STE, or semiconductor test equipment, and semiconductor industries experiencing an increase in demand, as well as increasing acceptance of our Fusion product strategy. Service revenue accounted for $15.2 million, or 11.7% of net sales, and $13.5 million, or 22.2% of net sales, for the six months ended January 31, 2000 and 1999, respectively. Geographically, sales to customers outside of North America were 69.5% and 59.5% of total net sales in the six months ended January 31, 2000 and January 31, 1999, respectively.

  Cost of Sales. Cost of sales was 53.8% of net sales for the six months ended January 31, 2000 as compared to 63.1% of net sales for the six months ended January 31, 1999. Cost of sales as a percentage of net sales decreased as a result of gaining the full benefits of our consolidation of our manufacturing operations and lower product cost as a percentage of net sales for our Fusion product line. Net sales of our Fusion products increased sequentially in each quarter in fiscal 1999 and fiscal 2000 which resulted in improved profit margins. Effective November 1, 1999, we changed our accounting policy to classify certain applications and engineering development costs previously reported in cost of sales to research and development expenses in our quarter ending January 31, 2000. Financial results for all prior periods have been reclassified to conform to the January 31, 2000 presentation. Under the prior method of classification, cost of sales would have been 59.2% and 71.0% of net sales for the six months ended January 31, 2000 and January 31, 1999, respectively.

  Engineering and Product Development Expenses. Engineering and product development expenses were $23.1 million, or 17.8% of net sales, in the six months ended January 31, 2000 as compared to $16.6 million, or 27.3% of net sales, in the six months ended January 31, 1999. The increase in expenditure is principally a result of a higher level of development expenses and key account support costs for our Fusion product line. Engineering and product development expenses include the reclassified applications and engineering development costs described in the previous paragraph. Under the prior method of classification, engineering and product development expenses would have been $16.1 million, or 12.4 % of net sales, and $11.8 million, or 19.4% of net sales, for the six months ended January 31, 2000 and January 31, 1999, respectively.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses were $18.3 million, or 14.0% of net sales, in the six months ended January 31, 2000 as compared to $15.1 million, or 24.9% of net sales, in the six months ended January 31, 1999. The increase in the selling, general and administrative expenses of $3.2 million for the six months ended January 31, 2000 related to the development and selling expenses of the Fusion product line and support of key accounts.

  Interest Expense. Interest expense for the six months ended January 31, 2000 was $1.0 million as compared to $707,000 for the six months ended January 31, 1999. The increase in expense is a result of an increase in outstanding bank loan balances with our domestic bank. The increased borrowings were used to support growth in working capital.

  Interest Income. Interest income was $1.2 million for the six months ended January 31, 2000 as compared to $451,000 for the six months ended January 31, 1999. The increase in interest income occurred because of the increase in our cash balance.

  Other. We recorded gains of $3.8 million during the second quarter of fiscal 1999. These transactions consisted of the liquidation of our majority-owned Japanese subsidiary, a joint venture with Sumitomo Metal Industries, Ltd., which resulted in a gain of $1.7 million and the sale of a portion of our legacy board repair business in Singapore which resulted in a gain of $2.1 million. Both transactions are consistent with our strategic commitment to the Fusion strategy and its focus on reducing costs.

  Income Tax. We had a tax provision of $30,000 for the six months ended January 31, 2000 and no tax provision for the six months ended January 31, 1999.

  Net Income. We had net income of $18.9 million, or $0.44 per share, in the six months ended January 31, 2000, as compared to a net loss of $5.8 million, or $(0.16) per share, for the same period last year.

  Fiscal 1999 Compared to Fiscal 1998.

  Net Sales. Net sales consist of both semiconductor test equipment and related hardware and software support and maintenance services, net of returns and allowances. Net sales decreased $38.9 million to $157.3 million in fiscal 1999 from $196.2 million in fiscal 1998. The decrease in net sales was principally due to the industry-wide slowdown in the semiconductor industry which began in the latter half of fiscal 1998 and carried over to the first half of fiscal 1999. Net sales increased each quarter in fiscal 1999, as conditions in the semiconductor industry began to improve and as we began shipping Fusion products in increasing volumes to customers. Net sales in the four quarters of fiscal 1999 were $27.0 million, $33.7 million, $43.2 million, and $53.4 million. The last two quarters of fiscal 1999 reflected an industry-wide increase in demand for test equipment in general and an increase in demand for Fusion in particular. Net sales from our strategic alliance with Ando were $8.5 million of revenue in fiscal 1999 and $7.4 million in fiscal 1998, relating to the transfer of technology. Service revenue, consisting of sales of replacement and spare parts and labor charges, totaled $28.9 million, or 18.4% of net sales, in fiscal 1999 and $32.2 million, or 16.4% of net sales, in fiscal 1998. Geographically, sales to customers outside the United States were $95.7 million, or 60.8% of net sales, in fiscal 1999 and $118.3 million, or 60.2% of net sales, in fiscal 1998.

  Cost of Sales. Cost of sales consists of material, labor, depreciation and associated overhead. Cost of sales decreased by $34.3 million to $93.5 million in fiscal 1999 from $127.8 million in fiscal 1998. As a percentage of net sales, cost of sales was 59.4% of net sales in fiscal 1999 as compared to 65.1% in fiscal 1998. The major reason for the year-to-year improvement in cost percentage on lower sales volume relates to consolidations of operations and workforce reductions, which resulted in a reduction in fixed overhead expenses and improved product margins as we began to ship Fusion products in increasing volumes starting in the second quarter of fiscal 1999.

  Effective November 1, 1999, we changed our accounting policy to classify certain applications and engineering development costs previously reported in cost of sales to research and development expenses in our quarter ending January 31, 2000. Financial results for all prior periods have been reclassified to conform to the January 31, 2000 presentation. Under the prior method of classification, cost of sales would have been 65.5% and 72.0% for the fiscal years ended July 31, 1999 and July 31, 1998, respectively.

  Engineering and Product Development Expenses. Engineering and product development expenses decreased by $13.0 million to $34.8 million, or 22.1% of net sales, in fiscal 1999 from $47.8 million, or 24.3% of net sales, in fiscal 1998. During fiscal 1998, we invested resources in the development of our Fusion single test platform for testing SOC devices. The level of development expenditures decreased year to year as important Fusion-related projects were completed. We intend to maintain and enhance our SOC test position by continuing to concentrate our future engineering and product development expenses on advanced functions and options for Fusion.

  Engineering and product development expenses include the reclassified applications and engineering development costs described in the previous paragraph. Under the prior method of classification, engineering and product development expenses would have been $25.2 million, or 16.0% of net sales, and $34.3 million, or 17.5% of net sales, for the fiscal years ended July 31, 1999 and July 31, 1998, respectively.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $19.3 million to $31.5 million, or 20.0% of net sales, in fiscal 1999 from $50.8 million, or 25.9% of net sales, in fiscal 1998. In fiscal 1999, we continued our focus on reducing expense levels, which included reduction of 48 employees in our sales and administration organization, elimination of major trade show expenditures, and decreased travel expenses and sales commissions. During fiscal 1998, there was also a higher level of expenses, such as travel, promotional activities, and trade show expenditures, related to the marketing of Fusion.

  Other. We recorded gains of $3.8 million during the second quarter of fiscal 1999. These transactions consisted of the liquidation of our majority-owned Japanese subsidiary, a joint venture with Sumitomo Metal Industries, Ltd., which resulted in a gain of $1.7 million and the sale of a portion of our legacy board repair business in Singapore which resulted in a gain of $2.1 million. Both transactions are consistent with our strategic commitment to the Fusion strategy and our focus on reducing costs.

  Income Tax. We did not record a tax provision in fiscal 1999. The fiscal 1998 provision related to the write-off of a deferred asset previously recorded by us, net of certain tax adjustments.

  Fiscal 1998 Compared to Fiscal 1997

  Net Sales. Our net sales increased by $1.9 million to $196.2 million in fiscal 1998, from $194.3 million in fiscal 1997. This increase included $7.4 million of revenue relating to our alliance with Ando. Excluding this $7.4 million, revenues for fiscal 1998 decreased by $5.5 million, or 2.8%. The decrease in revenue occurred during the latter half of fiscal 1998 as the test equipment and semiconductor industries experienced significant decline in activity due to overcapacity and currency revaluations and economic slowdowns in Asia. Geographically, sales to customers outside of the United States were $118.3 million, or 60.3% of total net sales, in fiscal 1998, and $130.2 million, or 67.0% of total net sales, in fiscal 1997.

  Cost of Sales. Cost of sales increased by $8.1 million to $127.8 million, or 65.1% of net sales in fiscal 1998 from $119.7 million, or 61.6% of net sales, in fiscal 1997. The increase in cost of sales as a percentage of net sales is a result of the change in our product mix combined with lower sales prices due to the slowdown in the semiconductor test equipment industry and costs associated with our transition to our Fusion product line. This increase also results from a lower level of sales relative to fixed manufacturing costs.

  Effective November 1, 1999, we changed our accounting policy to classify certain applications and engineering development costs previously reported in cost of sales to research and development expenses in our quarter ending January 31, 2000. Financial results for all prior periods have been reclassified to conform to the January 31, 2000 presentation. Under the prior method of classification, cost of sales would have been 72.0% and 67.9% for the fiscal years ended July 31, 1998 and July 31, 1997, respectively.

  In fiscal 1998, the Asian financial crisis (which began in January 1998), created a major impact on the global economy, precipitating a further drop in demand than LTX and the industry had been previously experiencing. As a result, our net sales dropped to $32.8 million in the fourth quarter of fiscal 1998, compared to $54.1 million in the third quarter of fiscal 1998. Simultaneously, our development and introduction of the Fusion product line was occurring. The sudden drop in demand for our products, combined with the introduction of the Fusion product line, resulted in significant excess and obsolete inventory. Management determined to restructure our operations during the fourth quarter of fiscal 1998, in line with our strategy of focusing on the Fusion product line. As a result of the combined rapid and sudden decline in global demand for semiconducter testing equipment and the transition to the Fusion product line, we recorded a $40.7 million inventory charge in the fourth quarter of fiscal 1998. Inventory purchases in the second and third quarters of fiscal 1998 in anticipation of a higher level of demand for our existing products consisted of a large amount of custom and semi-custom inventory that would become obsolete or difficult to sell due to the declining business conditions within the industry in the third and fourth quarter of that same fiscal year.

  The $40.7 million inventory charge taken in fiscal 1998 consisted of a write-down of the Delta Series product line for $25.3 million, the Synchro and 77/90 product lines for $11.8 million, and $3.6 million for service parts deemed excess or obsolete.

  Our inventory provision of $9.3 million in the first quarter of fiscal 1997 was a result of our new strategy for our Digital product line. During the first quarter of fiscal 1997, we restructured our Digital Products Division management team and initiated a new marketing and product development strategy that produced an anticipated reduction in the realizable value of existing inventories relating to non-strategic products.

  The bulk of this inventory charge of $9.3 million related to product obsolescence in our Delta 50 and Delta 100 test systems, which were replaced with the Delta STE line.

  Excluding inventory provisions of $40.7 million and $9.3 million in fiscal 1998 and fiscal 1997, respectively, and the $7.4 million of revenue relating to our alliance with Ando in fiscal 1998, cost of sales increased by $9.4 million to $141.3 million, or 74.8% of net sales, in fiscal 1998 from $131.8 million, or 67.8% of net sales, in fiscal 1997.

  Engineering and Product Development Expenses. Engineering and product development expenses increased by $12.3 million to $47.8 million, or 24.3% of net sales, in fiscal 1998 from $35.5 million, or 18.3% of net sales, in fiscal 1997. During fiscal 1998, we invested resources in the development of our Fusion SOC testing platform.

  Engineering and product development expenses include the reclassified applications and engineering development costs described in the previous paragraph. Under the prior method of classification, engineering and product development expenses would have been $34.3 million, or 17.5% of net sales, and $23.4 million, or 12.0% of net sales, for the fiscal years ended July 31, 1998 and July 31, 1997, respectively.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $11.8 million, or 25.9% of net sales, to $50.8 million in fiscal 1998, from $39.0 million, or 20.1% of net sales, in fiscal 1997. This increase relates primarily to the expansion of our sales organization, increased advertising and promotion costs and the consolidation of our operations. The majority of these costs are associated with the product introduction of Fusion and the downturn in the semiconductor test equipment and semiconductor industries.

  Restructuring Charge. The $6.3 million restructuring charge recorded in the fourth quarter of fiscal 1998 included $3.2 million in employee separation costs, $2.9 million in asset impairment write-offs and $200,000 in lease terminations and other contractual obligations. The workforce reduction impacted 259 employees, of which 211 were in production and engineering, 33 in sales and marketing and 15 in administration. Asset impairment write-offs of $2.9 million related to the write off of capitalized Master and Delta Series testers and test equipment at our San Jose and Korean facilities. We no longer manufacture the Master Series line, and this equipment was written down to zero value and depreciation expense permanently ceased. These assets were disposed of or sold in fiscal 1999. The remaining balance of $3.3 million at July 31, 1998 includes $3.2 million related to employee separation costs, which were all paid by February 1999.

  In fiscal 1997, we redirected our product strategy to focus primarily on SOC. As a result, we restructured our Digital Products Division and began emphasizing sales of our Delta/STE mixed technology test systems. In fiscal 1997, we recorded a restructuring charge of $6.8 million, consisting of $4.0 million for cancelled non-strategic development projects and technology upgrades to customers, $1.8 million in severance costs relating to workforce reductions, $600,000 of asset impairments and $300,000 in equipment lease cancellations. The workforce reduction totaled 180 employees, of which 166 were in production and engineering, 10 in administration and 4 in sales.

  The remaining accrued balance as of July 31, 1998 of $2.0 million relates to the estimated cost to replace certain board modules. In fiscal 1999, approximately $500,000 of cash expenditures were made on this project.

  Income Tax. Our tax provision in fiscal 1998 was $1.1 million as compared to $416,000 in fiscal 1997. The 1998 provision relates to the write-off of a deferred tax asset we previously recorded, net of certain tax adjustments.

  Fiscal 1997 Compared to Fiscal 1996

  Net Sales. Our net sales decreased by $72.2 million to $194.3 million in fiscal 1997 from $266.5 million in fiscal 1996. The decline in sales in fiscal 1997 reflected a significant decline in demand for semiconductor test equipment, which began in the third quarter of fiscal 1996 and was the result of over-capacity of test equipment in the semiconductor device industry. Net sales of both our mixed signal and digital test systems were down significantly, while remaining at approximately the same proportion of total sales year-to-year. Geographically, net sales to customers outside North America were $130.2 million, or 67% of total net sales, in fiscal 1997, as compared to $170.6 million, or 64% of net sales, in fiscal 1996. While net sales in all geographic regions were lower year-to-year, we experienced a substantial improvement in orders from Japan in the fourth quarter of fiscal 1997.

  Cost of Sales. Cost of sales decreased by $25.0 million to $119.7 million, or 61.6% of net sales, in fiscal 1997 from $150.3 million, or 56.4% of net sales, in fiscal 1996. In fiscal 1997, the increase in cost of sales as a percentage of net sales was primarily due to the lower level of sales relative to fixed manufacturing costs and relative to the cost of our software applications assistance and customer support organizations.

  Effective November 1, 1999, we changed our accounting policy to classify certain applications and engineering development costs previously reported in cost of sales to research and development expenses in our quarter ending January 31, 2000. Financial results for all prior periods have been reclassified to conform to the January 31, 2000 presentation. Under the prior method of classification, cost of sales would have been 67.9% and 60.7% for the fiscal years ended July 31, 1997 and July 31, 1996, respectively.

  Our inventory provision of $9.3 million in the first quarter of fiscal 1997 was a result of our new strategy for our Digital product line. During the first quarter of fiscal 1997, we restructured our Digital Products Division management team and initiated a new marketing and product development strategy that produced an anticipated reduction in the realizable value of existing inventories relating to non-strategic products. The bulk of this inventory charge of $9.3 million related to product obsolescence in our Delta 50 and Delta 100 test systems, which were replaced with the Delta STE line.

  Our charge for excess inventory of $3.6 million in fiscal 1996 was the direct result of our new strategy for our digital product line, which produced an anticipated reduction in the realizable value of existing inventories relating to non-strategic products. Excluding inventory provisions of $9.3 million in fiscal 1997 and $3.6 million in fiscal 1996, cost of sales decreased by $30.0 million to $131.9 million, or 67.8% of net sales, in fiscal 1997, from $161.8 million, or 60.7% of net sales, in fiscal 1996.

  Engineering and Product Development Expenses. Engineering and product development expenses increased by approximately $1.1 million to $35.5 million, or 18.3% of net sales, in fiscal 1997, from $34.4 million, or 12.9% of net sales, in fiscal 1996. Engineering expenditures remained at essentially the same level year-to-year, which reflected our commitment to maintaining our investment in developing products required to fully test SOC devices.

  Engineering and product development expenses include the reclassified applications and engineering development costs described in the previous paragraph. Under the prior method of classification, engineering and product development expenses would have been $23.4 million, or 12.0% of net sales, and $22.9 million, or 8.6% of net sales, for the fiscal years ended July 31, 1997 and July 31, 1996, respectively.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $7.7 million to $39.0 million, or 20.1% of net sales, in fiscal 1997 as compared to $46.8 million, or 17.5% of net sales, in fiscal 1996. The lower level of expenses is a result of a combination of lower variable selling costs and variable compensation, and reduced discretionary spending, as well as a workforce reduction and the required use of vacation during a holiday shutdown, which occurred in the first half of fiscal 1997.

  Restructuring Charge. In fiscal 1997, we redirected our product strategy to focus primarily on SOC. As a result, we restructured our Digital Products Division and began emphasizing sales of our Delta/STE mixed technology test systems. In fiscal 1997, we recorded a restructuring charge of $6.8 million, consisting of $4.0 million for cancelled non-strategic development projects and technology upgrades to customers, $1.8 million in severance costs relating to workforce reductions, $600,000 of asset impairments and $300,000 in equipment lease cancellations. The workforce reduction totaled 180 employees, of which 166 were in production and engineering, 10 in administration and 4 in sales.

  The remaining accrued balance as of July 31, 1998 of $2.0 million relates to the estimated cost to replace certain board modules.

  Income Tax. Our tax provision in fiscal 1997 was $400,000, as compared to $1.4 million in fiscal 1996. The fiscal 1997 provision primarily reflects only certain state and foreign provisions.

  Net Income (Loss). Including the provision for excess inventory of $9.3 million and product line restructuring charges of $6.7 million in the first quarter of fiscal 1997, we had a net loss of $15.9 million, or $0.45 per share. On a quarterly basis, we improved our financial performance each subsequent quarter in fiscal 1997, beginning with net income of $400,000, or $0.01 per share, in the second quarter and ending with net income of $1.8 million, or $0.05 per share, in the fourth quarter.

Quarterly Results

  The following table presents our unaudited quarterly operating results for each of the eight quarters ended January 31, 2000 both in absolute dollars and as a percentage of our total revenue for each quarter. This information has been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information. You should read this information in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus. You should not draw any conclusions about our future results from the results of operations for any quarter.

                                                       Quarter Ended
                          ---------------------------------------------------------------------------------
                          Apr. 30,   Jul. 31,   Oct. 31,   Jan. 31,  Apr. 30,  Jul. 31,  Oct. 31,  Jan. 31,
                            1998       1998       1998       1999      1999      1999      1999      2000
                          --------   --------   --------   --------  --------  --------  --------  --------
                                                        (unaudited)
                                         (in thousands, except per share amounts)
Consolidated Statements
 of Operations Data:
Net sales...............  $54,130    $ 32,759   $27,018    $33,691   $43,210   $53,407   $60,005   $70,210
Cost of sales...........   36,297      27,634    17,351     20,940    25,012    30,148    33,069    36,982
Charge for excess
 inventory..............      --       40,718       --         --        --        --        --        --
                          -------    --------   -------    -------   -------   -------   -------   -------
Gross profit............   17,833     (35,593)    9,667     12,751    18,198    23,259    26,936    33,228
Engineering and product
 development expenses...   11,819      14,846     8,492      8,085     8,450     9,801    11,008    12,118
Selling, general and
 administrative
 expenses...............   12,812      16,005     7,869      7,255     7,781     8,612     8,698     9,575
Restructuring charges...      --        6,272       --         --        --        --        --        --
                          -------    --------   -------    -------   -------   -------   -------   -------
Income (loss) from
 operations.............   (6,798)    (72,716)   (6,694)    (2,589)    1,967     4,846     7,230    11,535
Interest (income)
 expense, net...........      132         (27)      198         58       173       512       356      (531)
Gain on liquidation/sale
 of business units......      --          --        --       3,786       --        --        --        --
                          -------    --------   -------    -------   -------   -------   -------   -------
Income (loss) before
 income taxes...........   (6,930)    (72,689)   (6,892)     1,139     1,794     4,334     6,874    12,066
Provision (Benefit) for
 income taxes...........     (596)      1,130       --         --        --        --        --         30
                          -------    --------   -------    -------   -------   -------   -------   -------
Net income (loss).......  $(6,334)   $(73,819)  $(6,892)   $ 1,139   $ 1,794   $ 4,334   $ 6,874   $12,036
                          =======    ========   =======    =======   =======   =======   =======   =======
Earnings (loss) per
 share:
 Basic..................  $ (0.17)   $  (2.09)  $ (0.19)   $  0.03   $  0.05   $  0.12   $  0.19   $  0.28
 Diluted................  $ (0.17)   $  (2.09)  $ (0.19)   $  0.03   $  0.05   $  0.11   $  0.17   $  0.26
Weighted average shares:
 Basic..................   36,797      35,334    35,477     35,477    35,643    36,185    37,029    42,603
 Diluted................   36,797      35,334    35,477     36,131    37,195    39,029    40,422    46,093
As a Percentage of Net Sales:
Net sales...............    100.0%      100.0%    100.0%     100.0%    100.0%    100.0%    100.0%    100.0%
Cost of sales...........     67.1        84.4      64.2       62.2      57.9      56.4      55.1      52.7
Charge for excess
 inventory..............      --        124.3       --         --        --        --        --        --
                          -------    --------   -------    -------   -------   -------   -------   -------
Gross profit............     32.9      (108.7)     35.8       37.8      42.1      43.6      44.9      47.3
Engineering and product
 development expenses...     21.8        45.3      31.4       24.0      19.5      18.5      18.3      17.3
Selling, general and
 administrative
 expenses...............     23.7        48.9      29.2       21.5      18.0      16.1      14.5      13.6
Restructuring charges...      --         19.1       --         --        --        --        --        --
                          -------    --------   -------    -------   -------   -------   -------   -------
Income (loss) from
 operations.............    (12.6)     (222.0)    (24.8)      (7.7)      4.6       9.0      12.1      16.4
Interest (income)
 expense, net...........      0.2         0.1       0.7        --        0.4       0.9       0.6      (0.8)
Gain on liquidation/sale
 of business units......      --          --        --       (11.1)      --        --        --        --
                          -------    --------   -------    -------   -------   -------   -------   -------
Income (loss) before
 income taxes...........    (12.8)     (221.9)    (25.5)       3.4       4.2       8.1      11.5      17.2
Provision (benefit) for
 income taxes...........     (1.1)        3.4       --         --        --        --        --        --
                          -------    --------   -------    -------   -------   -------   -------   -------
Net income (loss).......    (11.7)%    (225.3)%   (25.5)%      3.4%      4.2%      8.1%     11.5%     17.2%
                          =======    ========   =======    =======   =======   =======   =======   =======

  Net sales dropped significantly in the quarter ended July 31, 1998 to $32.8 million from $54.1 million in the prior quarter ended April 30, 1998. The decrease in net sales reflected a significant decline in demand for semiconductor devices and semiconductor test equipment that began during the second half of fiscal 1998. This was due to industry-wide overcapacity and also to the currency revaluations and economic slowdowns in Asia.

  During the same periods, we were in the early production phase of our new Fusion test systems. Net sales increased sequentially each quarter in fiscal 1999 and 2000 as industry conditions improved and we began recording new orders for our Fusion test platforms. Beginning with the quarter ended October 31, 1998, net sales increased sequentially from $27.0 million to $70.2 million for the quarter ended January 31, 2000. The increase in quarterly net sales from one year ago is principally due to increased revenue from sales of our new Fusion HF testers to SOC manufacturers and greater demand for our Fusion HT test platforms from the telecommunications and computer peripherals sectors of the semiconductor industry.

  Cost of sales before inventory provisions increased from 67.1% of net sales in the quarter ended April 30, 1998 to a peak of 84.4% in the quarter ended July 31, 1998. The increase over this period was primarily attributable to the lower levels of net sales relative to our fixed manufacturing costs. Cost of sales as a percentage of net sales began to decrease in fiscal 1999 as a result of the consolidation and restructuring of operations and increasing sales volume in each quarter of fiscal 1999 and 2000. Beginning with the quarter ended October 31, 1998, cost of sales as a percentage of net sales decreased sequentially from 64.2% to 52.7% for the quarter ended January 31, 2000.

  Engineering and product development expenses increased in every quarter during fiscal 1998 and reached a high of $14.8 million, or 45.3 % of net sales, in the quarter ended July 31, 1998 before decreasing to lower levels in fiscal 1999 and the first two quarters of fiscal 2000. The absolute dollar amounts of research and development spending in fiscal 1998 were greater than in fiscal 1999 as we were at an earlier stage of development of our Fusion test platform. Beginning with the quarter ended October 31, 1998, the spending levels decreased sequentially as a percentage of net sales as we began the production phase of the Fusion line during late fiscal 1998 and early fiscal 1999.

  Selling, general and administrative expenses peaked at $16.1 million, or 48.9% of net sales, in the quarter ended July 31, 1998, before decreasing to lower levels in fiscal 1999 and the first two quarters of fiscal 2000. Spending for travel, trade shows, marketing development and promotion relating to the Fusion product line were higher in fiscal 1998 than in fiscal 1999 and the first two quarters of fiscal 2000. A higher level of Fusion related expenses, combined with lower operating expenses resulting from our restructuring strategy, were the major reasons for the decrease in selling, general and administrative expense throughout fiscal 1999 from the levels of the prior year. Beginning with the quarter ended October 31, 1998, total selling, general and administrative expenses decreased sequentially as a percentage of net sales from 29.2% to 13.6% of net sales for the quarter ended January 31, 2000.

  Net income decreased in each quarter of fiscal 1998, as we suffered the full effect of the semiconductor industry slowdown, while developing the Fusion product platform. In fiscal 1999, we continued our strategic realignment to Fusion. Our net income decreased in fiscal 1998, primarily due to inventory provisions of $40.7 million. Net income increased in each quarter of fiscal 1999 and 2000, as industry conditions improved and as we began selling Fusion in higher volume.

Liquidity and Capital Resources

  At January 31, 2000, we had $100.9 million in cash and equivalents and working capital of $146.6 million, as compared to $19.9 million of cash and equivalents and $47.9 million of working capital at July 31, 1999. The increase in cash balance is primarily a result of cash proceeds received from a follow-on public offering of common stock totaling approximately $80.0 million, which was completed in October 1999.

  Accounts receivable from trade customers were $60.1 million at January 31, 2000, as compared to $37.0 million at July 31, 1999. The principal reason for the increase is a result of increasing sales revenue for Fusion products to new and existing accounts, along with increased sales as a result of higher demand generally in the STE and semiconductor industries. The reserve for sales returns allowances and doubtful accounts was $1.6 million, or 2.5% of gross accounts receivable, on January 31, 2000 and $2.0 million, or 5.1% of gross accounts receivable, on July 31, 1999.

  Inventories increased by $9.3 million to $57.9 million at January 31, 2000 as compared to $48.6 million at July 31, 1999. The increase is directly attributable to the production ramp in the Fusion product as sales in that product line have increased sequentially each quarter since the quarter ended October 31, 1998.

  Capital expenditures totaled $4.3 million for the three months ended January 31, 2000 as compared to $2.2 million for the three months ended January 31, 1999. Capital expenditures were $8.3 million and $2.7 million for the six months ended January 31, 2000 and January 31, 1999, respectively. The principal reason for the increases relate to the addition of board test equipment and system test cell capacity supporting the growth of the Fusion product line.

  On October 1, 1999, we renegotiated our $10.0 million domestic credit facility with our current lender. The facility is secured by all of our assets and bears interest at the bank's prime rate plus .5%. Borrowing availability under the facility is based on a formula of eligible domestic accounts receivable. In addition, we entered into an agreement with the same bank that provides us with a $5.0 million line of credit that bears interest at prime plus .5%. Borrowing availability under this facility is based on a formula of eligible foreign accounts receivable and inventories and is guaranteed by the Export-Import Bank of the United States. Outstanding borrowings at January 31, 2000 were $6.4 million under the domestic credit facility and $5.0 million under the foreign accounts receivable line facility. We anticipate that cash flow from operations combined with available cash balances and credit facility enhancements will be adequate to fund our currently proposed operating activities for the next twelve months.

Year 2000

  We did not experience any material adverse problems resulting for Year 2000. We established a program to address Year 2000 software failure issues, which is overseen by a senior manager who updated our officers and directors regularly prior to January 1, 2000. We have incurred costs of approximately $400,000 to make our products Year 2000 compliant, most of which was represented by current engineering staff who were assigned to the project, and approximately $400,000 in ensuring compliance of our internal business systems and those of our suppliers, most of which was represented by current administrative personnel assigned to the project.

Quantitative and Qualitative Disclosures About Market Risk

  Financial instruments that potentially subject us to concentrations of credit-risk consist principally of investments in cash equivalents, short-term investments and trade receivables. We place our investments with high-quality financial institutions, limit the amount of credit exposure to any one institution and have established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity.

  Our primary exposures to market risks include fluctuations in interest rates on our short-term and long-term debt of approximately $33.2 million as of January 31, 2000 and $27.5 million as of July 31, 1999, and in foreign currency exchange rates. Generally, we do not use derivative financial instruments. We are subject to interest rate risk on our short-term borrowings under our credit facilities. Our short term bank debt bears interest at a variable rate of prime plus .5%. Long term debt interest rates are fixed for the term of the notes.

  Foreign Exchange Risk

  Operating in international markets involves exposure to movements in currency exchange rates. Currency exchange rate movements typically also reflect economic growth, inflation, interest rates, government actions and other factors. We transact business in various foreign currencies and, accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. As currency exchange rates fluctuate, translation of the statements of operations of our international businesses into U.S. dollars may affect year-over-year comparability and could cause us to adjust our financing and operating strategies. To date, the effect of changes in foreign currency exchange rates on revenues and operating expenses have not been material. Substantially all of our revenues are invoiced and collected in U.S. dollars. Our trade receivables result primarily from sales to semiconductor manufacturers located in North America, Japan, the Pacific Rim and Europe. In the six months ended January 31, 2000, our net sales derived from sales outside the United States constituted 69.5% of our total net sales. Net sales invoiced and collected in currencies other than U.S. dollars comprised 3.7% of our last quarter fiscal net sales. Receivables are from major corporations or are supported by letters of credit. We maintain reserves for potential credit losses and such losses have been immaterial.

  Based on a hypothetical ten percent adverse movement in interest rates and foreign currency exchange rates, the potential losses in future earnings, fair value of risk-sensitive financial instruments, and cash flows are immaterial, although the actual effects may differ materially from the hypothetical analysis.

  We do not use derivative financial instruments for speculative trading purposes, nor do we currently hedge our foreign currency exposure to offset the effects of changes in foreign exchange rates. We intend to assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis.

  Interest Rate Risk

  Historically, we have had no material interest rate risk associated with debt used to finance our operations due to limited borrowings. Subsequent to this offering, we intend to manage our interest rate exposure using a mix of fixed and floating interest rate debt and, if appropriate, financial derivative instruments.

  Our $10.0 million domestic credit facility bears an interest rate of prime plus 1.0%. On January 31, 2000, $11.4 million was outstanding under our domestic bank facility and the interest rate was 9.0%. Based on this balance, an immediate change of 1.0% in the interest rate would cause a change in interest expense of approximately $114,000 on an annual basis. Our objective in maintaining these variable rate borrowings is the flexibility obtained regarding early repayment without penalties and lower overall cost as compared with fixed-rate borrowings.

                                   BUSINESS

Introduction

  LTX designs, manufactures, markets and services semiconductor test equipment. We sell our test systems to semiconductor designers and manufacturers worldwide, such as Texas Instruments, STMicroelectronics, Samsung, Philips Semiconductor, Motorola, Lucent Technologies, Infineon Technologies and Hitachi. These customers use semiconductor test equipment to test every semiconductor device at two different stages during the manufacturing process. These devices are incorporated in a wide range of products, including data communications equipment such as switches, routers and servers, broadband access products such as cable modems and Ethernet accessories, personal communication devices such as cell phones and personal digital assistants, consumer products such as televisions, videogame systems, digital cameras and automobile electronics, and personal computer accessory products such as disk drives and 3D graphics accelerators.

  We offer our customers the LTX Fusion platform, which combines our enVision++ software with either our Fusion HF or Fusion HT/AC products. We believe that Fusion HF is the first of a new class of test systems that can test system-on-a-chip, or SOC, devices in a single test step. With Fusion HF, we believe we have the only test system capable of testing a broad range of analog, digital, and mixed signal (a combination of digital and analog) devices, and most importantly, SOC devices, on a single platform. We have over 100 customers in more than 15 countries, to which we provide test systems, global applications consulting, repair services and operational support. We design and assemble our test systems in Westwood, Massachusetts and in San Jose, California.

  In late 1996, we changed our strategic focus to develop a solution for the testing needs of the then emerging SOC market. Building on our twenty-year semiconductor test experience, we realigned our separate digital and mixed signal research and development organizations to work together to develop and deliver a single test platform incorporating our mixed signal test expertise with our extensive digital test technology and embedded memory test capability. We also restructured our operations and reorganized our management consistent with our new strategic focus. Our Fusion platform is the result of this change in strategy.

Industry Overview

  The testing of devices is a critical step during the semiconductor production process. Typically, semiconductor companies test each device at two different stages during the manufacturing process to ensure its functional and electrical performance prior to shipment to the device user. These companies use semiconductor testing equipment to first test a device after it has been fabricated but before it has been packaged to eliminate non-functioning parts. Then, after the functioning devices are packaged, they are tested again to determine if they fully meet performance specifications. Testing is an important step in the manufacturing process because it allows devices to be fabricated at both maximum density and performance--a key to the competitiveness of semiconductor manufacturers. Shown below is a schematic depiction of the major steps in the semiconductor fabrication and test process.

[CHART]
Two rectangular fields, the first representing the front end of the manufacturing process and the second representing the back end of the manufacturing process, each step represented by a particular graphic. The process begins with "wafer fabrication," proceeds to a "wafer," through the "probe test tester," to a "wafer cut," and ends with a "sorted die." The back end field includes a second five-step process which continues the front end process, each step also represented by a particular graphic. The back end process begins with "device assembly and packaging," proceeds to a "packaged device," through the "final test tester," to a "good device," and ends in "shipment."

  Three primary factors ultimately drive demand for semiconductor test equipment:

  .  increases in unit production of semiconductor devices;

  . increases in the complexity and performance level of devices used in electronic products; and

  .  the emergence of next generation device technologies, such as SOC.

  In recent years, increases in unit production resulted primarily from the proliferation of the personal computer and the continued growth of the telecommunications industry, particularly as a result of upgrades to the public network infrastructure. We expect that future unit production growth will be led by continued expansion and enhanced performance of public network bandwidth, a series of Internet hardware and software applications and Internet access device simplification and miniaturization. We also expect the continued proliferation of, and new applications in, communication products and consumer electronics. These increases in unit production in turn lead to a corresponding increase in the need for test equipment. According to Prime Research Group, in 1997 device manufacturers spent over $3 billion on test equipment. Prime Research Group expects such spending to grow to over $5 billion in 2001.

  Furthermore, demand is increasing worldwide for smaller, more sophisticated electronic products, such as cellular phones, laptop computers, camcorders, wireless networking equipment and mobile Internet terminals. This has led to ever higher performance and more complex semiconductor devices, which, in turn, results in a corresponding increase in the demand for equally sophisticated test equipment.

  Finally, the introduction and adoption of a new generation of end-user products requires the development of next generation device technologies. For example, access to information is migrating from the standalone desktop computer, which might be physically linked to a local network, to the seamless, virtual network of the Internet, which is accessible from anywhere by a variety of new portable electronic communication products. A critical enabling technology for this network and multimedia convergence is SOC. SOC provides the benefits of lower cost, smaller size and higher performance by combining advanced digital, analog and embedded memory technologies on a single device. These discrete technologies were, until recently, available only on several separate semiconductor devices, each performing a specific function. By integrating these functions on a single device, SOC enables lower cost, smaller size, higher performance, and lower power consumption.

  According to Gartner Group's DataQuest, SOC market size was $9.1 billion in 1998 and is expected to grow to $32.0 billion by 2003 (August, 1999). The demand for SOC test equipment is projected to experience comparable growth rates. In 1997, SOC test equipment accounted for approximately 30% of the greater than $3 billion semiconductor test equipment market, according to Prime Research Group. In 2001, SOC test equipment is expected to account for greater than 40% of this market, which Prime Research Group forecasts to be greater than $5 billion.

  Although the SOC concept had been in development for several years, until recently manufacturers did not have an efficient and comprehensive method of testing these devices. Historically, device manufacturers used several narrowly focused testers, each designed to test only digital, only memory, or only mixed signal devices, but incapable of testing all three. SOC does not fit into any one of these categories because it represents the convergence of these three technologies and requires new testing technology.

  The increases in unit production of devices, the increase in complexity of those devices, and, ultimately, the emergence of new semiconductor device technology have mandated changes in the design, architecture and complexity of such test equipment. Semiconductor device manufacturers must still be able to test the increasing volume and complexity of devices in a reliable, cost-effective, efficient and flexible manner. However, the increased pace of technological change, together with the large capital investments required to achieve economies of scale, are changing the nature and urgency of the challenges faced by device designers and manufacturers.

  Designers and manufacturers historically have not been able to use their test floors at peak efficiency because they had to use several separate digital and mixed signal testers to perform all of their required testing.

This increases their costs of ownership due to increased working hours, greater floor space, decreased utilization and slower throughput. Furthermore, manufacturers cannot fully test new SOC designs because their current testing equipment cannot test a sufficiently broad range of mixed signal instrumentation. Manufacturers are subject to further increased testing costs if their testing equipment lacks the flexibility and capacity to run parallel tests on multiple devices at one time, or multi-site testing. These problems are exacerbated when volume production of devices increases.

Fusion(R), the LTX Solution

  Our solution is the Fusion test platform. Fusion tests new generations of highly-integrated mixed signal devices, advanced digital devices, and most importantly, SOC devices, which incorporate these technologies. The testing requirements of digital and mixed signal devices are essentially a subset of the testing requirements of SOC devices. The test requirements of all of these semiconductor devices are well within the range of Fusion's capability. The Fusion HF single test platform allows our customers to use a single integrated hardware and software system to test all of these devices, rather than the multiple test systems typically required. By using a single testing platform, our customers are able to optimize their asset utilization, thereby increasing their manufacturing flexibility and lowering the overall cost of their testing processes.

  Fusion is a unique solution to the SOC test challenge because it provides all of the following:

    A single test platform. Thoroughly testing an SOC device on more than one tester is either technically infeasible, because the device is not partitioned for its mixed signal, digital and embedded memory functions to operate independently from each other, or economically impractical due to the significantly more expensive cost of multiple testers and insertions required for comprehensive testing. Our Fusion test platform combines our test station hardware with our enVision++ software to provide a flexible, scalable test environment. By integrating the testing of mixed signal, digital and embedded memory functions, Fusion provides better test performance and lower cost of ownership for our customers. Our customers are also using Fusion to raise the utilization rates of their test floors in testing their digital and mixed signal devices. Not only have these customers selected Fusion as part of their SOC strategy, but they are also purchasing Fusion for capacity expansion on these traditional devices, eliminating the need for separate digital and mixed signal testers.

    Multi-site test capability. Multi-site testing, the parallel testing of more than one device (of the same type) on one testing machine at a given time, lowers the overall cost of testing devices by making possible the more efficient use of each testing machine. We designed Fusion to make multi-site testing easier for the test designer. Earlier generations of testing equipment required testing engineers to write specific software programs to run tests in parallel. Our enVision++ software allows testing engineers to expand single-site testing programs into multi-site testing programs with ease. Fusion can also be configured with a sufficient number of instruments to perform multi-site testing even on highly complex SOC devices.

    A full range of mixed signal instrumentation. Testing different types of SOC input/output interfaces requires radio frequency (RF), digital signal processing (DSP), power, time measurement, and other instruments. Fusion provides customers with the broad range of mixed signal instrumentation necessary to test these devices to the customer's desired specifications. Mixed signal test expertise is in short supply in the industry and one of our strengths in SOC testing is the depth of our mixed signal intellectual property, based on our heritage as a pioneer in this field.

    State of the art digital test capability. SOC devices require the advanced digital testing performance, including embedded memory testing, found in traditional high-end, standalone digital testers. Fusion delivers this capability in an integrated platform.

    Easy-to-use software for test program development. Our enVision++ software provides the customer's test engineer with an expandable library of prepackaged, reusable test program modules and debugging tools, all accessible through an easy-to-use graphical user interface. In most other testers, test engineers can reuse test code only by cutting and pasting lines of program code. enVision++ encapsulates test techniques into software objects that are added to the library for reuse in subsequent test programs. The test engineer can use these software objects when designing new test programs simply by dragging them with a mouse into the program flow. The ease-of-use of our software accelerates our customers' development process, which allows them to introduce their semiconductor devices to market more rapidly.

The LTX Business Strategy

  LTX's objective is to be the leading supplier of semiconductor test equipment. Key elements of our strategy include:

    Extend our technological lead in single platform testing. We intend to continue to focus our resources on a single integrated hardware and software test platform solution. Rather than diluting our resources with a multiple platform strategy, we believe our resources will provide a higher return on investment by focusing on a single test platform for the advanced digital, mixed signal, and SOC markets. In addition, we believe our customers' requirements are better served by employing a single test platform solution to address the test requirements of their various devices.

    Maintain our focus on the SOC test market. We believe that the fastest growing segment of the semiconductor industry over the next several years will be SOC. We designed our Fusion test platform specifically to provide optimal test capability for this class of devices. We intend to maintain and enhance our SOC test position by continuing to concentrate our development efforts on advanced functions and options for Fusion.

    Concentrate our sales, applications consulting, and service efforts on key accounts. We have organized our selling, field service, and field applications organizations around key customers, and located these resources close to their facilities. We recognize that large, diversified semiconductor device manufacturers and certain offshore test and assembly companies purchase most of the world's test equipment, and that the level of support we are able to provide to them has a direct impact on future business. We believe that focusing our sales and support resources on these customers is the most efficient way to maximize revenue. We have also developed collaborative relationships with key customers and vendors that help guide us in developing future applications and system options. We have also begun the second phase of our Fusion selling strategy by focusing selling efforts on key accounts in the subcontract test and assembly market. We believe this market represents an area of potential growth for us that will be at least partially driven by our success with the integrated diversified semiconductor manufacturers that use subcontract test and assembly services since they substantially influence what test systems are purchased by test and assembly companies.

    Further improve the flexibility of our business model. To improve our responsiveness to customer needs, reduce fixed costs and working capital requirements, and manage the cyclicality of our industry more effectively, we have implemented a more flexible business model. In the past year, we consolidated our manufacturing operations to our Westwood, Massachusetts facility and transformed it into an assembly, system integration, and test operation, with most other manufacturing functions outsourced to third parties. We engage contract employees to address periods of peak demand. We have implemented additional international distribution and sub-contracted repair and support functions. We intend to continue to identify and implement programs which improve our customer responsiveness and reduce costs.

    Build on our strategic alliances. Ando Electric Company, Ltd., a subsidiary of NEC Corporation, Japan's largest semiconductor manufacturer, is a leading test equipment manufacturer in Japan. We entered into a strategic alliance with Ando in April 1998 to expand the market in Japan for the Fusion testing platform, increase our research and development capacity, and obtain the benefits of their research and development activities. With Ando, Fusion became, we believe, the first and only test platform that will be produced by two suppliers, reducing the risk to our customers that their production requirements would not be met. In addition to Ando, we have established strategic alliances with companies specializing in different aspects of our business such as board repair and local sales and service. These alliances allow us to focus our resources on the development of Fusion, maintain flexibility in our business model, and expand our ability to provide our customers throughout the world with local support.

Product Overview

  Since late 1996, we have focused on designing, developing, marketing and servicing the Fusion test platform with its enabling technology for testing a broad range of devices, including SOC.

  Fusion Test Platform

  Fusion offers a unique solution for testing the full spectrum of SOC, mixed signal, and digital devices. The Fusion test platform provides customers with the highly reliable test performance and cost-efficiency in their efforts to accelerate their time-to-market for SOC, mixed signal, and digital devices.

  The Fusion test platform combines our test station hardware with our enVision++ software. The Fusion platform is available in the Fusion HF and Fusion HT/AC configurations. These configurations depend primarily on the complexity of the device to be tested.

  enVision++

  Our enVision++ software helps customers design device test programs faster and more efficiently by providing a customer's test engineer with an expandable library of prepackaged, reusable test program modules and debugging tools, all accessible through an easy-to-use graphical user interface. In most other testers, test engineers can reuse test code only by cutting and pasting lines of program code. enVision++ software circumvents much of this laborious process by encapsulating test techniques into software objects that are added to the library for reuse in subsequent test programs. The test engineer can use these software objects when designing new test programs simply by dragging them with a mouse into the program flow.

  Fusion HF

  Introduced in July 1998, our Fusion HF is one of the most advanced testers available. Before the advent of Fusion HF, semiconductor manufacturers required several narrowly focused testers, designed to test only digital, only memory, or only mixed signal devices, but not all three. Since the Fusion HF single platform can efficiently test complex devices ranging from mixed signal to digital to SOC, it eliminates the need for mutually exclusive testers.

  The Fusion HF test system offers the broadest range of leading-edge test capability in a single platform, including advanced mixed signal, high-speed digital, digital signal processing, RF wireless, embedded memory, power, and time measurement. This range of instrumentation on a single platform allows semiconductor manufacturers to optimize their asset utilization, thereby increasing their manufacturing flexibility and lowering the overall cost of their testing processes.

  Fusion's modular architecture has been designed so that it can keep pace with today's rapid changes in test technology. As new generations of devices require more advanced test capabilities, customers can easily upgrade their Fusion testers to accommodate these requirements.

  Fusion HT/AC

  The Fusion HT/AC test systems are used for high throughput testing of mixed signal devices primarily to satisfy capacity needs of customers using our prior generation Synchro HT and Synchro AC products. These manufacturers are producing the advanced mixed signal devices that are the precursors to, and the foundations of, the next generation of SOC devices. As with Fusion HF, Fusion HT and Fusion AC use the enVision++ development software, allowing customers to easily upgrade to Fusion HF.

  The Fusion HT features up to 48 digital pins, RF test instruments, and power management test technology. Typical device types tested on the Fusion HT include radio frequency/wireless, power management and consumer video and audio. The Fusion HT, powered by enVision++, is fully compatible with our previous generation mixed signal product, the Synchro HT.

  The Fusion AC features up to 96 digital pins and high-speed DSP instruments. Typical device types tested on the Fusion AC include those used in high-speed local area networks, disk drives and data communications. The Fusion AC is also powered by enVision++, and is fully compatible with our previous generation mixed signal product, the Synchro AC.

  Other Products

  The Delta/STE, introduced in 1995, is our previous generation digital tester. The Synchro HT and Synchro AC testers are our previous generation of mixed signal products. While still supported by our service organization, we no longer manufacture or market the Synchro HT and Synchro AC. All of the installed base of Synchro applications are fully compatible with Fusion HT/AC testers.

  iPTest Division

  Our iPTest division manufactures systems that are used to test specialized semiconductor components, such as power transistors. The percentage of net sales contributed by iPTest, compared to our total net sales, was 2.8%, or $3.7 million for the six months ended January 31, 2000, 3.0%, or $5.1 million, for the fiscal year ended July 31, 1999, 2.9%, or $5.6 million, for the fiscal year ended July 31, 1998 and 3.1%, or $6.1 million, for the fiscal year ended July 31, 1997. Consistent with our business strategy to focus on the Fusion product family, we are exploring the possible disposition of the iPTest product line.

Service

  We consider service to be an important aspect of our business. Our worldwide service organization is capable of performing installations and all necessary maintenance of test systems sold by us, including routine servicing of components manufactured by third parties. We provide various parts and labor warranties on test systems or options designed and manufactured by us, and labor warranties on components that have been purchased from other manufacturers and incorporated into our test systems. We also provide training on the maintenance and operation of test systems we sell. Service revenue totaled $15.2 million, or 11.7% of net sales, for the six months ended January 31, 2000, $28.9 million, or 18.4% of net sales, in fiscal 1999, $32.2 million, or 16.4% of net sales, in fiscal 1998, and $27.4 million, or 14.1% of net sales, in fiscal 1997.

  We offer a wide range of service contracts, which gives our customers the flexibility to select the maintenance program best suited to their needs. Customers may purchase service contracts which extend maintenance beyond the initial warranty provided. Many customers enter into annual or multiple-year service contracts over the life of the equipment. The pricing of contracts is based upon the level of service provided to the customer and the time period of the service contract. As the installed base of our test systems has grown, service revenues have been increasing on an annual basis. We believe that service revenues should be less affected by the cyclical nature of the semiconductor industry than sales of test equipment. We maintain service centers around the world.

Engineering and Product Development

  The test equipment market is characterized by rapid technological change and new product introductions, as well as advancing industry standards. Our competitive position will depend upon our ability to successfully enhance Fusion and develop new instrumentation, and to introduce these new products on a timely and cost-effective basis. We devote a significant portion of personnel and financial resources to the continued development of our single platform SOC capabilities, including embedded memory, digital and mixed signal core competencies. We also seek to maintain close relationships with our customers in order to be responsive to their product needs. Our expenditures for engineering and product development were $3.1 million for the six months ended January 31, 2000, and $35.1 million, $47.8 million, and $35.5 million during fiscal 1999, 1998, and 1997, respectively. In addition, through our alliance with Ando, we benefit from the engineering and product development resources that Ando is applying to the development of new options for Fusion at no incremental expense to us.

  Our engineering strategy is to focus on development of the Fusion HF single test platform. We also intend to develop our future test systems in an evolutionary manner so that they may be progressively upgraded. This approach preserves our customers' substantial investments in our pre-existing test programs, and, in general, helps us maintain market acceptance for our test systems. We work closely with our customers to define new product features and to identify emerging applications for our products.

Sales and Distribution

  We sell our products primarily through a worldwide sales organization. Our sales organization is structured around key accounts, with a sales force of 28 people. In Japan, we sell, service and support Fusion and digital products through our alliance with Ando. We use a small number of independent sales representatives and distributors in certain other regions of the world.

  Our net sales to customers outside the United States are primarily denominated in United States dollars. Net sales outside North America were 69.5% for the six months ended January 31, 2000, and 60.8%, 60.2%, and 67.3% of total net sales in fiscal 1999, 1998, and 1997, respectively.

Strategic Alliances

  We entered into a development, manufacturing and marketing agreement with Ando, a Japanese test equipment manufacturer and subsidiary of NEC Corporation, in April 1998. The agreement has an initial term of six years. We granted Ando exclusive rights to manufacture and sell Fusion in Japan but retained exclusive rights to manufacture and sell Fusion to certain customers in Japan and to manufacture and sell Fusion outside of Japan. We also granted Ando a license to develop Fusion improvements for certain specific purposes, and, subject to certain conditions, a license to use, manufacture, and sell these improvements in Japan. We were granted rights to use, improve or modify these Ando improvements outside Japan. Under the terms of the agreement, Ando paid us $10.0 million, delivered 1,600,000 shares of LTX common stock owned by Ando to us and reduced the interest rate on our loan from 8.0% to 5.5%. Ando is also required to pay quarterly royalties on sales of Fusion in Japan.

  Ando has established a new SOC division, charged with marketing, sales, applications, engineering and customer support for the Fusion product line in Japan. The division employs over 45 people who are developing digital test options for Fusion HF and software enhancements for enVision++, without additional expense to us. Other benefits of the alliance include a united research and development effort to develop jointly new options and capabilities for Fusion and a joint marketing plan for Fusion in Japan. In addition, we each represent a second supply source for the other's customers.

  We have also established additional alliances that we believe will allow us to achieve strategic goals such as focusing our resources on the further development of Fusion, maintaining flexibility in our business model and expanding our ability to provide our customers throughout the world with local support. These alliances have also allowed us to provide more localized support. For example, DI Corporation, our partner in Korea, provides local sales and support to the Korean market resulting in improved communications for our customers and better market access for us. Flextech Holdings, based in Singapore, provides board repair services for our customers, providing quick repair turnarounds for our Asian customers and allowing us to focus on new product development.


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

Customers

  Our customers include many of the world's leading semiconductor device manufacturers. No single customer accounted for 10% or more of net sales in fiscal 1999 or 1998. In fiscal 1997, Intel accounted for 13% and National Semiconductor accounted for 12% of net sales. Customers that have ordered Fusion products include the following:

      Acer Labs                Linear Technology          Qlogic
      Amkor                    Lucent Technologies        Samsung
      AMS International        Motorola                   Siliconware
      ASE                      Multitech                  STATS
      Hitachi                  National Semiconductor     STMicroelectronics
      Hyundai                  On Semiconductor           Texas Instruments
      Infineon Technologies    Philips Semiconductor      Vitesse Semiconductor

  Because the semiconductor industry consists of a small number of device manufacturers, we believe that sales to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. The loss of or reduction or delay in orders from a significant customer could hurt our business and financial results.

Manufacturing and Supply

  Our principal manufacturing operations consist of final assembly, system integration, and testing at our facilities in Westwood, Massachusetts. We also perform some limited testing and assembly in our San Jose, California facility. During times of peak demand, we anticipate that the alliance with Ando will enable us to satisfy customers requirements as a second supply source for Fusion. We outsource certain components and subassemblies to contract manufacturers. We use standard components and prefabricated parts manufactured to our specifications. We assemble these components and subassemblies to produce testers in configurations specified by our customers. Most of the components for our products are available from a number of different suppliers; however, certain components are purchased from a single supplier or a limited group of suppliers. Although we believe that all single source components currently are available in adequate amounts, we cannot be certain that shortages will not develop in the future. We are dependent on two semiconductor device manufacturers, Vitesse Semiconductor and Maxtech Components, who are sole source suppliers of custom components for our products, although Vitesse has two separate manufacturing facilities capable of manufacturing our custom components. We have no written supply agreements with these sole suppliers and purchase our custom components through individual purchase orders. We are in the process of evaluating sources for our custom components. We cannot assure you that such alternative sources will be qualified or available to us.

Competition

  Many other domestic and foreign companies participate in the markets for each of our products and the industry is highly competitive. We compete principally on the basis of performance, cost of test, reliability, customer service, applications support, price and ability to deliver our products on a timely basis. Our principal competitors in the market for test systems are Agilent Technologies (formerly a division of Hewlett-Packard), Credence Systems, Schlumberger Limited, and Teradyne. Most of our major competitors are also suppliers of other types of automatic test equipment and have greater financial and other resources than we do. We expect our competitors to enhance their current products and they may introduce new products with comparable or better price and performance. In addition, new competitors, including semiconductor manufacturers themselves, may offer new technologies, which may in turn reduce the value of our product lines.

Backlog

  At January 31, 2000, our backlog of unfilled orders for all products and services was $156.1 million, compared with $116.6 million at July 31, 1999. In current business conditions, test systems generally ship within six months of receipt of a customer's purchase order. While backlog is calculated on the basis of firm orders, all orders are subject to cancellation or delay by the customer with limited or no penalty. Our backlog at any particular date, therefore, is not necessarily indicative of actual sales which may be generated for any succeeding period. Historically, our backlog levels have fluctuated based upon the ordering patterns of our customers and changes in our manufacturing capacity.

Proprietary Rights

  The development of our products is largely based on proprietary information. We rely upon a combination of contract provisions, copyright, trademark and trade secret laws to protect our proprietary rights in products. We also have a policy of seeking U.S. patents on technology considered of particular strategic importance. Although we believe that the copyrights, trademarks and U.S. patents we own are of value, we believe that they will not determine our success, which depends principally upon our engineering, manufacturing, marketing and service skills. However, we intend to protect our rights when, in our view, these rights are infringed upon.

  We license some software programs from third party developers and incorporate them in our products. Generally, these agreements grant us non-exclusive licenses with respect to the subject program and terminate only upon a material breach by us. We believe that such licenses are generally available on commercial terms from a number of licensors.

  The use of patents to protect hardware and software has increased in the test equipment market industry. We have at times been notified of claims that we may be infringing patents issued to others. Although there are no pending actions against us regarding any patents, no assurance can be given that infringement claims by third parties will not negatively impact our business and results of operations. As to any claims asserted against us, we may seek or be required to obtain a license under the third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, we could decide to resort to litigation to challenge such claims or a third party could resort to litigation to enforce such claims. Such litigation could be expensive and time consuming and could negatively impact our business and results of operations.

Employees

  At February 29, 2000, we employed 718 people. None of our employees are represented by a labor union, and we have experienced no work stoppages. Many of our employees are highly skilled, and we believe our future success will depend in large part on our ability to attract and retain these employees. We have not experienced any work stoppages and consider relations with our employees to be good.

Facilities

  All of our facilities are leased. We have achieved worldwide ISO 9001 certification at our facilities. We maintain our headquarters in Westwood, Massachusetts, where corporate administration, sales and customer support and manufacturing and engineering are located in a 167,500 square foot facility under a lease which expires in 2009. In May 1995, we subleased to a third party a 208,000 square foot facility in Westwood, Massachusetts for a ten year term. Our lease of this facility expires in 2010. We also maintain an additional development facility in a 71,000 square foot building in San Jose, California. Our lease of this facility expires in 2004. We also lease sales and customer support offices at various locations in the United States totaling approximately 40,000 square feet.

  Our European headquarters is located in Woking, United Kingdom. We also maintain sales and support offices at other locations in Europe. The manufacturing and engineering facilities for our iPTest systems are located in Guildford, United Kingdom. We also maintain sales and support offices in locations in Asia. Office space leased in Asia and Europe totals approximately 113,816 square feet.

  We believe that our existing facilities are adequate to meet our current and foreseeable future requirements.

                                   MANAGEMENT

  The following table lists our executive officers, directors and key employees (who are not executive officers) as of February 29, 2000.

   Name                     Age                            Position
   ----                     ---                            --------
   Roger W. Blethen........  48 President, Chief Executive Officer and Director
   David G. Tacelli........  40 Executive Vice President, Chief Financial Officer and Treasurer
   Richard L. Bove.........  46 Vice President, Human Resources
   Joseph A. Hedal.........  41 General Counsel
   Mukesh Mowji............  41 Vice President, North America Sales and Support
   Edward J. Terrenzi......  50 Vice President, Fusion Products Division
   Thomas J. Young.........  43 Vice President of Operations
   Neil Kelly..............  41 Vice President of Marketing
   Samuel Rubinovitz.......  69 Chairman of the Board
   Robert J. Boehlke.......  58 Director
   Jacques Bouyer..........  71 Director
   Stephen M. Jennings.....  39 Director
   Roger J. Maggs..........  53 Director
   Robert E. Moore.........  61 Director

  Roger W. Blethen was appointed our Chief Executive Officer in September 1996. Mr. Blethen was a President of LTX from 1994 to 1996. Mr. Blethen has been a Director since 1980 and was a Senior Vice President from 1985 until February 1994. Mr. Blethen was a founder of LTX and has served in a number of senior management positions since its formation in 1976.

  David G. Tacelli was appointed Executive Vice President of LTX in December 1999 and has been Chief Financial Officer and Treasurer since December 1998. Prior to that, Mr. Tacelli was Vice President, Operations from October 1996 to December 1998. Mr. Tacelli's previous responsibilities at LTX included Director of Manufacturing of the Mixed Signal Division, a position he held from 1994 to 1996. From 1992 to 1994, he was Director of Customer Service. He served as Controller and Business Manager for Operations from 1990 to 1992 and was Controller for Sales and Support from 1989 to 1990. Prior to joining LTX, Mr. Tacelli was employed by Texas Instruments for seven years in various management positions.

  Richard L. Bove was appointed Vice President of Human Resources in September 1997. Mr. Bove joined LTX in 1988 as the Director of Compensation and Benefits and became the Director of Human Resources in 1990. Before joining LTX, he spent five years with Data General and five years with M/A Com in a variety of Human Resources positions.

  Joseph A. Hedal has been General Counsel of LTX since 1996. He served as Assistant General Counsel of LTX from 1991 through 1996. Prior to joining LTX, Mr. Hedal was an associate with Foley, Hoag & Eliot, LLP from 1990 to 1991 and an associate with Bingham Dana LLP from 1986 through 1990.

  Mukesh Mowji was appointed Vice President of North America and Asia/Pacific Sales and Support in February 1999. In addition to North America and Asia/Pacific sales activities, Mr. Mowji is responsible for field applications and service resources in those regions. He joined LTX in 1988 as a Sales Engineer and has held a variety of sales and marketing management positions since that time. Prior to joining LTX, he worked for seven years in Schlumberger Limited's automatic test equipment business.

  Edward J. Terrenzi was appointed Vice President, Fusion Products Division in June 1998. Mr. Terrenzi joined LTX in 1984, and has held a variety of management positions in Marketing, Engineering and

Applications. In 1994 he was promoted to General Manager of the Mixed Signal Division and became Vice President of that Division in 1996. Before joining LTX, he spent five years at Digital Equipment Corporation as a Senior Engineering Manager in the LSI Group, and eight years at Raytheon Company Equipment Division in various engineering positions.

  Thomas J. Young was appointed Vice President of Operations in February 1999. He has also been Vice President and General Manager for the Asia/Pacific Region, responsible for all sales and operations activities in that area. Mr. Young has held a variety of field service and technical support management positions in our Westwood, Massachusetts facility since 1981. Mr. Young joined LTX in February 1979 as our first Customer Training Manager in San Jose, California. Prior to joining LTX, Mr. Young was employed by the Fairchild Test Systems Group.

  Neil Kelly is Vice President of Marketing, responsible for marketing our Fusion product, long-term planning of test platform strategy and tracking technology trends in the semiconductor industry, particularly as they relate to testing and SOC development. Previously, Mr. Kelly led LTX's introduction of the Synchro mixed signal platform. He has also served as Worldwide Telecom Product Manager, leading a group of application engineers in developing innovative test solutions for advanced new telecom devices. Mr. Kelly joined LTX in 1980 as an applications engineer. Prior to joining LTX, Mr. Kelly worked for SAFT (UK) Ltd., where he designed standby power systems and emergency lighting units.

  Samuel Rubinovitz has been Chairman of the Board of LTX since December 1997. He was elected a Director of LTX in 1994. He was Executive Vice President of EG&G, responsible for the aerospace, optoelectronics and instrument product groups from 1989 until his retirement in 1994. He is a director of Richardson Electronics, KLA-Tencor and Kronos.

  Robert J. Boehlke was elected a Director of LTX in June 1997. Mr. Boehlke is currently Executive Vice President and Chief Financial Officer of KLA-Tencor Corporation, a position he has held since 1990. Between 1983 and 1990, he held a variety of management positions with that company. Prior to his employment by KLA-Tencor, Mr. Boehlke was a partner at the investment banking firm of Kidder, Peabody & Company from 1971 until 1983.

  Jacques Bouyer was elected a Director of LTX in 1991. Mr. Bouyer has been a management consultant since 1990. Mr. Bouyer was Chairman of the Board and Chief Executive Officer of Philips Composants S.A., an electronics company which is a wholly-owned subsidiary of Philips Electronics from 1986 until his retirement from that company in 1990. He is also a director of Richardson Electronics.

  Stephen M. Jennings was elected a Director of LTX in September 1997. Mr. Jennings has been a Director of Monitor Company, a strategy consulting firm, since 1996. From 1992 to 1996, he was a consultant to that company.

  Roger J. Maggs was elected a Director of LTX in June 1994. Mr. Maggs is currently President of Celtic House Investment Partners, a private investment firm. Mr. Maggs was a Vice President of Alcan Aluminum from 1986 until June 1994.

  Robert E. Moore has been a Director of LTX since 1989. Mr. Moore is currently President and Chairman of the Board of Reliable Power Meters, a company he founded in 1992, which manufactures and sells power measurement instruments. He also was a founder of Basic Measuring Instruments, Inc., which manufactures and sells power measurement instruments, and served as a director of that company from 1982 until 1990 and as a Senior Vice President responsible for marketing and sales from 1985 until 1990.

                             PRINCIPAL STOCKHOLDERS

  The following table shows information known to us about the beneficial ownership of our common stock as of March 10, 2000, and as adjusted to reflect the sale of common stock offered hereby by each named executive officer of LTX, each director of LTX and all directors and executive officers as a group. No stockholders were known by us to own beneficially more than 5% of our common stock as of such date. As of March 10, 2000, there were 44,182,548 shares of common stock outstanding.

  The following table assumes that the underwriters do not exercise their option to purchase additional shares in the offering. Beneficial ownership is determined by the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 10, 2000 are considered outstanding, but such shares are not considered outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power as to all shares beneficially owned, subject to community property laws where applicable.

                                                          Percentage
                                                      Beneficially Owned
                                                      ----------------------
                                            Shares
                                         Beneficially  Before        After
            Name and Address              Owned (1)   Offering     Offering
            ----------------             ------------ ---------    ---------
Directors and Executive Officers
Roger W. Blethen........................   372,193              *            *
Samuel Rubinovitz.......................    75,100              *            *
Robert J. Boehlke.......................    42,775              *            *
Jacques Bouyer..........................    10,000              *            *
Stephen M. Jennings.....................     1,000              *            *
Roger J. Maggs..........................    68,000              *            *
Robert E. Moore.........................     7,500              *            *
David G. Tacelli........................    33,250              *            *
All directors and executive officers as
 a group (8 persons)....................   609,818            1.4          1.3

--------
 * Represents beneficial ownership of less than one percent of the outstanding common stock as of March 10, 2000.
(1) Shares owned by Messrs. Blethen, Rubinovitz, Boehlke, Bouyer, Maggs, Tacelli and by all executive officers and directors as a group include 315,075 shares, 53,100 shares, 22,775 shares, 4,000 shares, 68,000 shares,
    13,500 shares, and 476,450 shares, respectively, under stock options which are presently exercisable or become so within sixty days.

                          DESCRIPTION OF COMMON STOCK

  Our By-laws provide that holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Stockholders are not entitled to cumulative voting in the election of directors. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the Board of Directors out of legally available funds. In the event of the liquidation, dissolution or winding up of LTX, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights and is not subject to further calls or assessments by LTX. There are no redemption or sinking fund provisions that apply to the common stock. The common stock currently outstanding is, and the common stock to be issued upon closing of this offering will be, validly issued, fully paid and non-assessable. Under our By-laws, a special meeting of stockholders may be called by stockholders only if called by one or more stockholders who hold at least 40% in interest of our capital stock entitled to vote at such meeting. Our By-laws also require approval of a super-majority of our stockholders for any transaction between us and any stockholder who owns 10% or more of our outstanding common stock.

  The transfer agent and registrar for the common stock is EquiServe.

  We furnish to our stockholders annual reports containing financial statements that have been examined and reported upon, with an opinion expressed, by our independent public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

Rights Agreement

  Our Board of Directors adopted a Rights Agreement on April 30, 1999 with BankBoston, N.A. as rights agent. The Board issued one common share purchase right for each share of common stock then or thereafter outstanding. The rights will become exercisable only if a person or group acquires 15% or more of our common stock or announces a tender offer that would result in ownership of 15% or more of our common stock. Initially, each right will entitle a stockholder to buy one share of our common stock at a purchase price of $45.00 per share, subject to adjustment depending upon the occurrence of certain events.

  Generally, in the event that a person or group becomes the beneficial owner of 15% or more of our common stock, each right, other than rights owned by that person or group, will thereafter entitle the holder to receive, upon exercise of the right, shares of our common stock having a value equal to two times the exercise price of the right. In the event that, at any time after the rights become exercisable, we are (1) acquired in a merger or other business combination transaction or (2) more than 50% of our assets or earning power is sold or transferred, each right, other than rights owned by that person or group, will thereafter entitle the holder to receive, upon the exercise of the right, shares of common stock of the acquirer having a value equal to two times the exercise price of the right.

  Before any person or group has acquired 15% or more of our common stock, we may redeem these rights at $0.001 per right. The rights will expire on April 30, 2009, unless we make such a redemption before that date.

Classified Board

  Our Board of Directors is divided into three classes, with one class consisting of three directors and two classes consisting of two directors. Each class serves three years, with the terms of office of the respective classes expiring in successive years.

Certain Effects

  The above described provisions regarding our By-laws, the Rights Agreement and the classified board may discourage potential takeover attempts. Our Rights Agreement, in particular, may discourage a future acquisition of us not approved by the Board of Directors in which our stockholders might otherwise receive a higher value for their shares or which a substantial number, and perhaps even a majority, of our stockholders believes to be in the best interests of all stockholders. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These provisions could have an adverse effect on the market price of the common stock.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in the underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Needham & Company, Inc. are acting as representatives, have severally agreed to purchase, and LTX has agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite the names of the underwriters below:

                           Underwriters                         Number of Shares
                           ------------                         ----------------
   Morgan Stanley & Co. Incorporated...........................
   Needham & Company, Inc. ....................................
                                                                   ---------
     Total.....................................................    2,500,000
                                                                   =========

  The underwriters are offering the shares of common stock subject to their acceptance of the shares from LTX and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the over-allotment option described below, if any such shares are taken.

  The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to dealers at a price that represents a concession not in excess of $ a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $ a share to other underwriters or to other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

  LTX has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 375,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with this offering of common stock. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total
price to the public would be $   , the total underwriters' discounts and
commissions would be $   , and the total proceeds to us would be $    before
deducting estimated offering expenses.

  LTX and each of our directors and executive officers have agreed, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, subject to certain exceptions, not to, directly or indirectly:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from us); or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

  The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

  In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

  We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the shares of common stock we are offering will be passed upon for us by Bingham Dana LLP. Attorneys at Bingham Dana LLP own approximately 4,200 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

  The financial statements and schedules of LTX as of July 31, 1999 and for each of the years in the three-year period ended July 31, 1999 incorporated by reference in this prospectus and in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report, and are incorporated by reference herein in reliance upon the authority of that firm as experts in giving these reports.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act with respect to the common stock we propose to sell in this offering. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and the common stock we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement, including exhibits, may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The SEC allows us to incorporate into this prospectus information we file with the SEC in other documents. The information incorporated by reference is considered to be part of this prospectus and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until all of the shares of common stock that are part of this offering have been sold. The documents we have incorporated by reference are:

  .  our Annual Report on Form 10-K for the year ended July 31, 1999;

  . our Quarterly Reports on Form 10-Q for the quarters ended October 31, 1999 and January 31, 2000;

  .  our Current Report on Form 8-K filed with the SEC on May 3, 1999;

  .  our Proxy Statement, dated November 9, 1999; and

  . the description of our common stock contained in our Registration Statement on Form 8-A filed on November 24, 1982 as amended on September 20, 1993.

  You may request a copy of these filings at no cost by writing or telephoning LTX Corporation, LTX Park, University Avenue, Westwood, Massachusetts 02090,
Attention: Investor Relations; Telephone: (781) 461-1000.

  This prospectus is part of a registration statement that we filed with the SEC. You should rely only on the information incorporated by reference in or provided or incorporated by reference in this prospectus and the registration statement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                                LTX CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants.................................. F-2

Consolidated Balance Sheet as of July 31, 1998 and 1999 and January 31,
 2000 (unaudited)......................................................... F-3

Consolidated Statements of Operations for the three years ended July 31,
 1997, 1998 and 1999
 and the six months ended January 31, 1999 (unaudited) and 2000
 (unaudited).............................................................. F-4

Consolidated Statement of Stockholder's Equity for the three years ended
 July 31, 1997, 1998 and 1999 and the six months ended January 31, 2000
 (unaudited).............................................................. F-5

Consolidated Statements of Cash Flows for the three years ended July 31, 1997, 1998 and 1999 and six months ended January 31, 1999 (unaudited) and 2000 (unaudited)... F-6

Notes to Consolidated Financial Statements................................ F-7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of LTX Corporation:

  We have audited the accompanying consolidated balance sheets of LTX Corporation and subsidiaries as of July 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LTX Corporation and subsidiaries as of July 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1999, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Boston, Massachusetts
August 24, 1999

                                LTX CORPORATION

                           CONSOLIDATED BALANCE SHEET
                       (in thousands, except share data)

                                                   July 31,
                                              --------------------
                                                                    January 31,
                                                1998       1999        2000
                                              ---------  ---------  -----------
                                                                    (unaudited)
ASSETS
Current assets:
  Cash and equivalents....................... $  25,109  $  19,936   $100,994
  Accounts receivable, net of allowances of
   $2,200 and $2,027 and $1,582..............    33,871     37,043     60,052
  Accounts receivable--other.................     2,044      4,324      3,442
  Inventories................................    38,264     48,551     57,877
  Other current assets.......................     3,633      5,795      8,351
                                              ---------  ---------   --------
    Total current assets.....................   102,921    115,649    230,716
Property and equipment, net..................    35,427     31,942     33,717
Other assets.................................     2,671        402      1,345
                                              ---------  ---------   --------
    Total assets............................. $ 141,019  $ 147,993   $265,778
                                              =========  =========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable.............................. $   4,827  $   5,472   $ 11,458
  Current portion of long-term debt..........     5,106        674        672
  Accounts payable...........................    25,020     37,439     34,893
  Deferred revenues and customer advances....    15,045     11,391     24,811
  Accrued restructuring charges..............     5,786      2,263      2,263
  Other accrued expenses.....................    13,179     10,495     10,062
                                              ---------  ---------   --------
    Total current liabilities................    68,963     67,734     84,159
Long-term debt, less current portion.........     8,235     14,023     13,859
Other long-term liabilities..................       563        --         --
Convertible subordinated debentures..........     7,308      7,308      7,183
Stockholders' equity:
Common stock, $0.05 par value:
  100,000,000 shares authorized; 38,024,440,
   38,732,540 and 45,736,267 shares issued;
   35,476,940, 36,185,040 shares and
   43,188,767 outstanding....................     1,902      1,936      2,287
Additional paid-in capital...................   197,209    199,778    282,166
Accumulated deficit..........................  (131,400)  (131,025)  (112,115)
Less--Treasury stock (2,547,500 shares), at
 cost........................................   (11,761)   (11,761)   (11,761)
                                              ---------  ---------   --------
    Total stockholders' equity...............    55,950     58,928    160,577
                                              ---------  ---------   --------
    Total liabilities and stockholders'
     equity.................................. $ 141,019  $ 147,993   $265,778
                                              =========  =========   ========

  The accompanying notes are an integral part of these consolidated financial statements

                                LTX CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                              Six Months Ended
                                   Year Ended July 31,          January 31,
                                ----------------------------  -----------------
                                  1997      1998      1999     1999      2000
                                --------  --------  --------  -------  --------
                                                                (unaudited)
Net sales.....................  $194,343  $196,227  $157,326  $60,709  $130,215
Cost of sales.................   119,699   127,837    93,451   38,291    70,051
Inventory provisions..........     9,250    40,718       --
                                --------  --------  --------  -------  --------
Gross profit..................    65,394    27,672    63,875   22,418    60,164
Engineering and product
 development expenses.........    35,521    47,757    34,828   16,577    23,126
Selling, general and
 administrative expenses......    39,049    50,772    31,517   15,124    18,273
Restructuring charges.........     6,750     6,272       --
                                --------  --------  --------  -------  --------
Income (loss) from
 operations...................   (15,926)  (77,129)   (2,470)  (9,283)   18,765
Other income (expense):
  Interest expense............    (2,443)   (1,898)   (1,526)     707     1,029
  Interest income.............     2,876     1,877       585      451     1,204
  Gain on liquidation/sale of
   business units.............       --        --      3,786    3,786       --
                                --------  --------  --------  -------  --------
Income (loss) before income
 taxes........................   (15,493)  (77,150)      375   (5,753)   18,940
Provision for income taxes....       416     1,130       --       --         30
                                --------  --------  --------  -------  --------
Net income (loss).............  $(15,909) $(78,280) $    375  $(5,753) $ 18,910
                                ========  ========  ========  =======  ========
Net income (loss) per share:
  Basic.......................  $  (0.45) $  (2.15) $   0.01  $ (0.16) $   0.47
  Diluted.....................  $  (0.45) $  (2.15) $   0.01  $ (0.16) $   0.44
Weighted-average common shares
 used in computing net income
 (loss) per share:
  Basic.......................    35,476    36,401    35,696   35,477    39,816
  Diluted.....................    35,476    36,401    36,958   35,477    43,258


  The accompanying notes are an integral part of these consolidated financial statements

                                LTX CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       (in thousands, except share data)

                                             For the Three Years
                                             Ended July 31, 1999
                                                   and the
                                              Six Months Ended
                                              January 31, 2000
                                                 (unaudited)
                                             -------------------
                            Common Stock         Additional                                Total
                          ------------------       Paid-In       Accumulated Treasury  Stockholders'
                            Shares    Amount       Capital         Deficit    Stock       Equity
                          ----------  ------ ------------------- ----------- --------  -------------
Balance at July 31,
 1996...................  35,795,796  $1,800      $191,455        $ (37,211) $ (1,005)   $155,039
                          ----------  ------      --------        ---------  --------    --------
Exercise of stock
 options................     333,955      16           764              --        --          780
Exercise of stock
 warrant................   1,000,000      50         2,260              --        --        2,310
Issuance of shares under
 employees' stock
 purchase plan..........     294,917      15         1,319              --        --        1,334
Purchase of treasury
 stock..................    (747,500)    --            --               --     (3,356)     (3,356)
Net loss................         --      --            --           (15,909)      --      (15,909)
                          ----------  ------      --------        ---------  --------    --------
Balance at July 31,
 1997...................  36,677,168   1,881       195,798          (53,120)   (4,361)    140,198
Exercise of stock
 options................     108,515       6           301              --        --          307
Issuance of shares under
 employees' stock
 Purchase plan..........     291,257      15         1,110              --        --        1,125
Purchase of treasury
 stock..................  (1,600,000)    --            --               --     (7,400)     (7,400)
Net loss................         --      --            --           (78,280)      --      (78,280)
                          ----------  ------      --------        ---------  --------    --------
Balance at July 31,
 1998...................  35,476,940   1,902       197,209         (131,400)  (11,761)     55,950
Exercise of stock
 options................     411,854      20           975              --        --          995
Issuance of shares under
 employees' stock
 Purchase plan..........     296,246      14           969              --        --          983
Amortization of deferred
 compensation...........         --      --            625              --        --          625
Net profit..............         --      --            --               375       --          375
                          ----------  ------      --------        ---------  --------    --------
Balance at July 31,
 1999...................  36,185,040   1,936       199,778         (131,025)  (11,761)     58,928
Common Stock Offering...   6,210,000     311        79,594              --        --       79,905
Exercise of stock
 options................     724,092      37         2,006              --        --        2,043
Issuance of shares,
 under employees' stock
 purchase plan..........      69,635       3           788              --        --          791
Net profit..............         --      --            --            18,910       --       18,910
                          ----------  ------      --------        ---------  --------    --------
Balance at January 31,
 2000 (unaudited).......  43,188,767  $2,287      $282,166        $(112,115) $(11,761)   $160,577


  The accompanying notes are an integral part of these consolidated financial statements

                                LTX CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (in thousands, except share data)

                                                              Six Months Ended
                                   Year Ended July 31,          January 31,
                                ----------------------------  -----------------
                                  1997      1998      1999     1999      2000
                                --------  --------  --------  -------  --------
                                                                (unaudited)
Cash Flows from Operating
 Activities:
 Net income (loss)............  $(15,909) $(78,280) $    375  $(5,753) $ 18,910
  Add (deduct) non-cash items:
   Depreciation and
    amortization..............    11,038    12,510    11,291    5,811     5,548
   Gain on liquidation/sale of
    business units............       --        --     (3,786)  (3,786)      --
   Charge for excess
    inventory.................     9,250    40,718       --       --        --
   Translation loss (gain)....      (100)      (47)      737      308      (230)
 (Increase) decrease in:
  Accounts receivable.........     4,762     2,842    (2,983)   5,958   (21,829)
  Inventories.................     2,299   (21,529)  (11,204)   2,132   (10,264)
  Other current assets........     1,191       383    (2,154)  (1,064)   (2,549)
  Other assets................       530       313       (51)     (60)     (956)
 Increase (decrease) in:
  Accounts payable............    (4,533)    1,753    11,560   (3,854)   (2,641)
  Accrued expenses and
   restructuring charges......     2,985     1,124    (8,322)  (3,493)     (492)
  Deferred revenues and
   customer advances..........    (1,273)    9,889    (9,449)  (5,499)    9,428
                                --------  --------  --------  -------  --------
  Net cash (used in) provided
   by operating activities....    10,240   (30,324)  (13,986)  (9,300)   (5,075)
                                --------  --------  --------  -------  --------
Cash Flows from Financing
 Activities:
 Proceeds from sale of
  business unit...............       --        --      2,000    2,000       --
 Maturities of held-to-
  maturity securities, net....     9,941       --        --       --        --
 Expenditures for property and
  equipment...................   (16,116)   (8,795)   (9,636)  (2,699)   (8,370)
                                --------  --------  --------  -------  --------
 Net cash used in investing
  activities..................    (6,175)   (8,795)   (7,636)    (699)   (8,370)
                                --------  --------  --------  -------  --------
Cash Flows from Financing
 Activities:
 Proceeds from stock plans:
  Employees' stock purchase
   plan.......................     1,334     1,124       983      483       791
  Exercise of stock options...       780       308       995      --      2,043
 Exercise of stock warrant....     2,310       --        --       --        --
 Proceeds from stock equity
  offering....................       --        --        --       --     79,905
 Purchase of treasury stock...    (3,356)      --        --       --        --
 Advances of short-term notes
  payable.....................       --        --     33,204      --     33,008
 Payment of short-term notes
  payable.....................      (993)     (520)  (28,499)    (767)  (27,358)
 Proceeds from lease
  financing...................     2,975     1,451    10,615    3,850     5,922
 Payments of long-term debt...    (5,090)   (5,253)   (1,174)    (895)       43
                                --------  --------  --------  -------  --------
 Net cash provided by (used
  in) financing activities....    (2,040)   (2,890)   16,124    2,671    94,354
                                --------  --------  --------  -------  --------
Effect of exchange rate
 changes on cash..............      (294)     (682)      325      614       149
                                --------  --------  --------  -------  --------
 Net (decrease) increase in
  cash and equivalents........     1,731   (42,691)   (5,173)  (6,714)   81,058
Cash and equivalents at
 beginning of year............    66,069    67,800    25,109   25,109    19,936
                                --------  --------  --------  -------  --------
Cash and equivalents at end of
 year.........................  $ 67,800  $ 25,109  $ 19,936  $18,395  $100,994
                                ========  ========  ========  =======  ========
Supplemental Disclosures of
 Cash Flow Information:
 Cash paid (received) during
  the year for:
  Interest....................  $  2,451  $  2,062  $  1,263  $   702  $  1,520
  Income taxes................  $    725  $    716  $    757  $  (786) $    300
Supplemental Disclosure of
 Non-Cash Financing
 Activities:
 1,600,000 shares of LTX
  Common Stock received by LTX
  as consideration for certain
  marketing, sales and
  manufacturing rights and
  held in treasury............  $    --   $  7,400  $    --   $   --   $    --

  The accompanying notes are an integral part of these consolidated financial statements

                                LTX CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

  LTX Corporation ("LTX" or the "Company") designs, manufactures, and markets automatic test equipment for the semiconductor industry that is used to test system-on-a-chip, digital, analog, and mixed signal (a combination of digital and analog) integrated circuits ("ICs"). The Company's newly introduced Fusion product is a single test platform that can be configured to test system-on-a-chip devices, digital VLSI devices including microprocessors and microcontrollers, and analog/mixed signal devices. The Company also sells hardware and software support and maintenance services for its test systems. The semiconductors tested by the Company's systems are widely used in the communications, computer, automotive and consumer electronics industries. The Company markets its products worldwide to manufacturers of system-on-a-chip, digital, analog and mixed signal ICs. The Company is headquartered, and has development and manufacturing facilities, in Westwood, Massachusetts, a development facility in San Jose, California, and worldwide sales and service facilities to support its customer base.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

  The consolidated financial statements include the accounts of the Company and its wholly owned domestic subsidiaries and wholly owned and majority-owned foreign subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

  Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions.

  Foreign Currency Translation

  The financial statements of the Company's foreign subsidiaries are translated in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". The Company's functional currency is the U.S. dollar. Accordingly, the Company's foreign subsidiaries translate monetary assets and liabilities at year-end exchange rates while non-monetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for sales, cost of sales and depreciation, which are primarily translated at historical rates. Net realized and unrealized gains and losses resulting from foreign currency remeasurement and transaction gains and losses were a loss of $737,000 and gains of $47,000 and $100,000 in fiscal 1999, 1998, and 1997 respectively. The loss of $737,000 in fiscal 1999 was principally due to transaction losses relating to fluctuations in the Japanese yen. Transaction gains and losses are included in the consolidated results of operations.

  Revenue Recognition

  Revenue from product sales and related warranty costs are recognized at the time of shipment. Service revenues are recognized over the applicable contractual periods or as services are performed. Service revenue totaled $28.9 million, or 18.4% of net sales, in fiscal 1999, $32.2 million, or 16.4% of net sales, in fiscal 1998, and $27.4 million, or 14.1% of net sales, in fiscal 1997. Revenue from engineering contracts are recognized over the contract period on a percentage of completion basis.

  During April 1998 Ando Electric Co., Ltd. (Ando) paid the Company $17.4 million in cash and LTX Common Stock for the rights to manufacture, market and develop LTX's Fusion product for Japanese

                                LTX CORPORATION
customers. The Company recognized $7.4 million of revenue during fiscal 1998 for the sale of its marketing and development rights. The Company deferred $10.0 million of revenue related to the manufacturing rights and transfer of technology knowledge. The $10.0 million is being recognized on a percentage of completion basis over the period in which the Company completes the transfer of the manufacturing and technology rights. The Company recognized $8.5 million of the deferred revenue in fiscal 1999 and expects the remaining $1.5 million to be recognized in the first quarter of fiscal 2000. In addition, the Company will receive future royalty payments which will be recognized as revenue in the period earned.

  Engineering and Product Development Costs

  The Company expenses all engineering, research and development costs as incurred. Expenses subject to capitalization in accordance with the Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed," relating to certain software development costs, were insignificant.

  Income Taxes

  Deferred income taxes are recorded for temporary differences between the financial reporting and tax basis of assets and liabilities. Research and development tax credits are recognized for financial reporting purposes to the extent that they can be used to reduce the tax provision. The Company has not provided for federal income taxes on the cumulative undistributed earnings of its foreign subsidiaries, which were not significant, in the past since it reinvested those earnings. At July 31, 1999, most of the Company's foreign subsidiaries had accumulated deficits.

  Net Income (Loss) per Share

  In July 1998, the Company adopted Statement of Financial Accounting Standards, "Earnings Per Share," (SFAS 128). All previously reported earnings per share information presented has been restated to reflect the impact of adopting SFAS 128. Under SFAS 128, basic net income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income (loss) per common share reflects the maximum dilution that would have resulted from the assumed exercise and share repurchase related to dilutive stock options and is computed by dividing net income (loss) by the weighted average number of common shares and all dilutive securities outstanding.

  A reconciliation between basic and diluted earnings per share is as follows:

                                                     Fiscal Year Ended July
                                                               31,
                                                    ---------------------------
                                                      1997      1998     1999
                                                    --------  --------  -------
   Net income (loss)............................... $(15,909) $(78,280) $   375
     Basic EPS
     Basic common shares...........................   35,476    36,401   35,696
     Basic EPS..................................... $  (0.45) $  (2.15) $   .01
   Diluted EPS
     Basic common shares...........................   35,476    36,401   35,696
     Plus: impact of stock options and warrants....      --        --     1,262
                                                    --------  --------  -------
   Diluted common shares...........................   35,476    36,401   36,958
     Diluted EPS................................... $  (0.45) $  (2.15) $   .01

  Options to purchase 60,000 shares of common stock in 1999, 3,966,793 shares in 1998, and 3,260,283 in 1997 were outstanding during the years then ended, but were not included in the year to date calculation of

                                LTX CORPORATION
diluted net income per share because either the options' exercise price was greater than the average market price of the common shares during those periods, or the effect of including the options would have been anti-dilutive in effect.

  Financial Instruments

  Cash and Short-Term Investments

  The Company considers all highly liquid investments that are readily convertible to cash and that have original maturity dates of three months or less to be cash equivalents. Cash equivalents consist primarily of repurchase agreements and commercial paper. In accordance with the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", investments in debt securities are classified as trading, available-for-sale or held-to-maturity. Investments are classified as held-to-maturity when the Company has the positive intent and ability to hold those securities to maturity. Held-to-maturity securities are stated at amortized cost with premiums and discounts amortized to interest income over the life of the investment.

  The Company has no short-term investments as of July 31, 1999 and July 31, 1998. The fair market value of cash equivalents and short-term investments is substantially equal to the amortized cost, due to the short period of time to maturity, which is less than one year.

  Fair Value

  Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires that disclosure be made of estimates of the fair value of financial instruments. The fair value of the Company's notes payable and long-term liabilities is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities. At July 31, 1999 and 1998, the carrying value of $5,472,000 and $4,827,000, respectively, for short-term bank debt and $14,697,000 and $13,904,000, respectively, for long-term liabilities, including current portion, approximates fair value. At July 31, 1999, and 1998, the Company's 7 1/4% Convertible Subordinated Debentures due 2011 had a carrying value of $7,308,000 and the estimated fair value of approximately $4,092,000. For all other balance sheet financial instruments, the carrying amount approximates fair value.

  Inventories

  Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method, and include materials, labor and manufacturing overhead. Inventories consist of the following:

                                                             As of July 31,
                                                         -----------------------
                                                            1998        1999
                                                         ----------- -----------
     Raw materials...................................... $14,400,000 $22,380,000
     Work-in-process....................................  19,419,000  18,107,000
     Finished goods.....................................   4,445,000   8,064,000
                                                         ----------- -----------
                                                         $38,264,000 $48,551,000
                                                         =========== ===========

                                LTX CORPORATION

  Property and Equipment

  Property and equipment is recorded at cost. The Company provides for depreciation and amortization on the straight-line method. Charges are made to operating expenses in amounts that are sufficient to amortize the cost of the assets over their estimated useful lives. Property and equipment are summarized as follows:

                                     As of July 31,
                                --------------------------      Depreciable
                                    1998          1999         Life in Years
                                ------------  ------------  -------------------
Machinery and equipment.......  $100,519,000  $ 97,670,000          3-5
Office furniture and
 equipment....................     9,219,000    11,395,000          3-7
Leasehold improvements........     8,783,000     7,638,000  10 or term of lease
                                ------------  ------------
                                 118,521,000   116,703,000
Less: Accumulated depreciation
 and amortization.............   (83,094,000)  (84,761,000)
                                ------------  ------------
                                $ 35,427,000  $ 31,942,000
                                ============  ============

  Reclassifications

  Prior year financial statements have been reclassified to conform to the 1999 presentation. The reclassification had no impact on earnings for the prior period.

  Recent Accounting Pronouncements

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". The statement is effective for fiscal 1999 and requires comprehensive income to be reported with the same prominence as other financial statements. Comprehensive income would include any unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments and minimum pension liability adjustments. The adoption of FASB 130 did not have a material effect on the consolidated financial statements.

  In June 1997, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131). The statement is effective for fiscal 1999. SFAS 131 changes the definition and reporting of segments and requires disclosure by operating segment of information such as profit and loss, assets and capital expenditures, major customers and types of products from which revenues are derived, (see Note 9).

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. A company may also implement the statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to
(a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998). This statement could increase volatility in earnings and other comprehensive income for companies with applicable contracts. LTX does not have any derivative instruments at this time.

                                LTX CORPORATION

3. NOTES PAYABLE

  The Company's Japanese subsidiary had borrowings outstanding of $4.8 million at July 31, 1998, under demand lines of credit. Borrowings of $4.5 million, at the local prime rate plus 0.25%, were guaranteed by the Company's minority partner in Japan, and borrowings of $0.3 million, at the local prime rate of prime plus 0.75% under a $1.4 million demand bank line, were guaranteed by the Company. The Company recorded two transactions as other income aggregating to $3.8 million in the second quarter of fiscal 1999. The Japanese prime rate of interest was 2.5% at July 31, 1998. These transactions consisted of the liquidation of a joint venture with Sumitomo Metal Industries, Ltd. in Japan, which resulted in a gain of $1.7 million and the sale of a portion of the Company's legacy board repair business in Singapore, which resulted in a gain of $2.1 million. The Company's Japanese subsidiary was liquidated during the second quarter of fiscal 1999 and the outstanding bank debt that was guaranteed by the minority partner was paid in full by the Company's minority partner as part of the liquidation process. The $0.3 million guaranteed by the Company was paid in full and there are no outstanding borrowings in Japan at July 31, 1999.

  On October 26, 1998, the Company obtained a $10.0 million domestic credit facility from a bank, which expires on October 26, 1999. The facility is secured by all assets of the Company and bears interest at the bank's prime rate plus 1% as of July 31, 1999. The borrowing base of the facility is based on a formula of eligible accounts receivable. The agreement requires the Company to maintain a certain minimum net worth. On August 19, 1999, the Company has signed a letter of intent that will extend its $10.0 million credit facility by one year at a reduced interest rate of prime plus 0.5%. Amounts outstanding under this line of credit were $5.5 million at July 31, 1999. Additionally, the Bank has agreed to open a $5.0 million foreign accounts receivable credit line backed by foreign accounts receivables at an interest rate of prime plus 0.5%. During fiscal 1998, the Company had a $20.0 million domestic credit facility and a $5.0 million equipment lease line. The $20.0 million credit facility has no outstanding borrowings and expired in July 1998. The effective rate of interest on the equipment lease facility was 8.3% at July 31, 1998. The facility was terminated on October 31, 1998. The $5.0 million equipment lease line was repaid in full in November 1998.

4. LONG-TERM LIABILITIES

  Long-term liabilities consist of the following:

                                                         As of July 31,
                                                     ------------------------
                                                        1998         1999
                                                     -----------  -----------
   Subordinated note payable........................ $12,000,000  $12,000,000
   Lease purchase obligations at various interest
    rates, net of deferred interest.................   1,341,000    2,697,000
                                                     -----------  -----------
                                                      13,341,000   14,697,000
   Less: current portion............................  (5,106,000)    (674,000)
                                                     -----------  -----------
                                                     $ 8,235,000  $14,023,000
                                                     ===========  ===========

  The subordinated note payable bears interest at 5.5% at July 31, 1999 and at July 31, 1998, which is payable semi-annually and has semi-annual principal payments of $2,000,000, which began in January 1997. The Company renegotiated the terms of the note in fiscal 1999 and principal payments were deferred until January 2001 at which time semi-annual installments in the amount of $2.0 million will begin until the note's maturity date of July 2003. The note is unsecured and is subordinated in right of payment to senior indebtedness of the Company. In connection with this note, the Company issued a warrant to purchase up to 2,000,000 shares of common stock during the term of the note (see Note
7). Lease purchase obligations of $2,697,000 and $1,341,000 at July 31, 1999 and July 31, 1998 represent capital leases on LTX equipment.

                                LTX CORPORATION

5. CONVERTIBLE SUBORDINATED DEBENTURES

  On April 25, 1986, the Company issued and sold at par $35,000,000 of 7 1/4% Convertible Subordinated Debentures due 2011. A total of $7,308,000 of the original issue of $35,000,000 remains outstanding at July 31, 1999 and 1998. The debentures are subordinated in right of payment to senior indebtedness and are convertible by the holders into common stock at $18.00 per share at any time prior to redemption or maturity. The debentures are redeemable at the Company's option at any time, in whole or in part, at 100% of the principal amount. No sinking fund payments are required before the maturity date of the debentures in 2011. Interest is payable semi-annually on April 15 and October 15.

6. INCOME TAXES

  The components of the provision for income taxes consist of the following:

                                                      Year Ended July 31,
                                                  ------------------------------
                                                     1997         1998      1999
                                                  -----------  -----------  ----
   Currently payable:
     Federal..................................... $ 1,000,000  $  (818,000)  --
     State.......................................     200,000     (526,000)  --
     Foreign.....................................     216,000      274,000   --
                                                  -----------  -----------  ----
   Total current................................. $ 1,416,000  $(1,070,000)  --
                                                  -----------  -----------  ----
   Deferred:
     Federal..................................... $(1,000,000) $ 2,200,000   --
     State.......................................         --           --    --
     Foreign.....................................         --           --    --
                                                  -----------  -----------  ----
   Total deferred................................ $(1,000,000) $ 2,200,000   --
                                                  -----------  -----------  ----
   Total tax provision........................... $   416,000  $ 1,130,000   --
                                                  ===========  ===========  ====

  Reconciliations of the U.S. federal statutory rate to the Company's effective tax rate are as follows:

                                                     Year Ended July 31,
                                                     ------------------------
                                                     1997    1998      1999
                                                     -----   -----   --------
   U.S. Federal statutory rate...................... (35.0)% (35.0)%     35.0%
   State income taxes, net of Federal income tax
    effect..........................................   0.8    (0.7)       6.0
   Foreign income taxes.............................   --      0.4        1.3
   Change in valuation allowance....................  17.9    31.5    2,490.0
   Net foreign losses not benefited/(gains) not
    provided........................................  17.4     4.5   (2,532.3)
   Tax credits......................................  (2.1)    --         --
   Other, net.......................................   3.7     0.8        --
   Effective tax rate...............................   2.7%    1.5%       0.0%

                                LTX CORPORATION

  The temporary differences and carryfowards that created the deferred tax assets and liabilities as of July 31, 1999, and 1998 are as follows:

                                                          As of July 31,
                                                     --------------------------
                                                         1998          1999
                                                     ------------  ------------
   Deferred tax assets:
     Net operating loss carryforward................ $ 13,616,000  $ 24,655,000
     Tax credits....................................    2,388,000     2,400,000
     Inventory valuation reserves...................   10,329,000     5,654,000
     Restructuring charges..........................    3,144,000       774,000
     Spares amortization............................    3,228,000     2,446,000
     Net capital loss carryforward..................          --      6,621,000
     Unearned service revenues......................    3,500,000     2,364,000
     Other..........................................    2,186,000     2,495,000
                                                     ------------  ------------
       Total deferred tax assets....................   38,391,000    47,409,000
     Valuation allowance............................  (37,997,000)  (47,335,000)
                                                     ------------  ------------
   Net deferred tax assets..........................      394,000        74,000
   Deferred tax liabilities:
     Depreciation...................................     (394,000)      (74,000)
     Other..........................................          --            --
                                                     ------------  ------------
       Total deferred tax liabilities...............     (394,000)      (74,000)
                                                     ------------  ------------
   Net deferred taxes recorded...................... $        --   $        --
                                                     ============  ============

  The valuation allowance relates to uncertainty surrounding the realization of the deferred tax assets.

7. STOCKHOLDERS' EQUITY

  Stock Repurchase Program

  In June 1996, the Board of Directors authorized a stock repurchase program under which the Company could acquire up to 3,500,000 shares of its common stock over a 12-month period. Under this program, the Company purchased 747,500 shares during fiscal 1997 which are held in treasury at a cost of $3,356,000. The stock repurchase program expired in June 1997.

  In April 1998, the Company entered into an agreement with the subordinated note holder to market and develop the Company's Fusion product line. As part of this agreement, the subordinated note holder delivered to the Company 1,600,000 shares of the Company's common stock. The Company recorded this stock in treasury at its then fair market value of $7,400,000.

  Warrants

  In July 1994, in connection with the issuance of a subordinated note, the Company issued a warrant to purchase up to 2,000,000 shares of common stock at the then fair market value of $2.31 per share during the term of the note (see
Note 4). In June 1996, 1,000,000 shares of common stock were exercised under this warrant. In July 1997, the remaining 1,000,000 shares under this warrant were exercised.

  Rights Agreement

  The Board of Directors of the Company adopted a Rights Agreement, dated as of April 30, 1999, between the Company and Bank Boston, N.A., as rights agent, to replace its 1989 rights plan. In connection therewith,

                                LTX CORPORATION
the Board distributed one common share purchase right for each share of common stock then or thereafter outstanding. The rights will become exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer that would result in ownership of 15% or more of the common stock. Initially, each right will entitle a stockholder to buy one share of common stock of the Company at a purchase price of $45.00 per share, subject to significant adjustment depending on the occurrence thereafter of certain events. Before any person or group has acquired 15% or more of the common stock of the Company, the rights are redeemable by the Board of Directors at $0.001 per right. The rights expire on April 30, 2009 unless redeemed by the Company prior to that date.

8. EMPLOYEE BENEFIT PLANS

  Stock Option Plans

  The Company has three stock option plans: the 1999 Stock Plan (1999 Plan), the 1990 Stock Option Plan (1990 Plan) and the 1995 LTX (Europe) Ltd. Approved Stock Option Plan (U.K. Plan).

  The 1999 Plan, 1990 Plan and the U.K. Plan provide for the granting of options to employees to purchase shares of common stock at not less than 100% of the fair market value of the date of grant. The 1999 Plan and the 1990 Plan also provide for the granting of options to an employee, director or consultant of the Company or its subsidiaries to purchase shares of common stock at prices to be determined by the Board of Directors. Compensation expense relating to shares granted under this plan at less than fair market value has been charged to operations over the applicable vesting period. Options under the plans are exercisable over vesting periods, which are typically three years beginning one year from the date of grant. In December 1997, the stockholders of the Company approved an increase to the number of shares of common stock that may be granted under the 1990 Plan, through October 2000, from 3,700,000 shares to 5,225,000 shares. At July 31, 1999, 445,500 shares were subject to future grant under the 1999 Plan, 239,136 shares were subject to future grant under the 1990 Plan and 35,626 shares were subject to future grant under the U.K. Plan.

  On December 14, 1998, the Company repriced stock options representing 1,580,510 shares with an average exercise price of $4.57 to $2.81, the market price at December 14. A total of 1,051,857 options representing 1,051,857 shares of common stock granted to the directors and executive officers of the Company were not repriced.

                                LTX CORPORATION

  Compensation Expense

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), which requires employee stock-based compensation to be either recorded or disclosed at its fair value. As permitted by SFAS 123, the Company has elected to continue to account for employee stock-based compensation under Accounting Principles Board Opinion No. 25. Had compensation costs for awards in fiscal 1999 and 1998 the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS 123, the effect on the Company's net income (loss) and net income
(loss) per share would have been as follows:

                                                      Year Ended July 31,
                                                   ---------------------------
                                                     1997      1998     1999
                                                   --------  --------  -------
   Net gain (loss):
    As reported................................... $(15,909) $(78,280) $   375
    Pro forma.....................................  (17,535)  (81,154)  (8,735)
   Net gain (loss) per share:
    Basic
     As reported..................................    (0.45)    (2.15)     .01
     Pro forma....................................    (0.49)    (2.23)    (.25)
    Diluted
     As reported..................................    (0.45)    (2.15)     .01
     Pro forma.................................... $  (0.49) $  (2.23) $  (.24)

  Since the method prescribed by SFAS 123 has not been applied to options granted prior to August 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

  The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions.

                                                      Year Ended July 31,
                                                --------------------------------
                                                   1997       1998       1999
                                                ---------- ---------- ----------
   Volatility..................................        83%        79%        80%
   Dividend yield..............................         0%         0%         0%
   Risk-free interest rate.....................      5.88%      4.44%      6.18%
   Expected life of options.................... 5.02 years 7.95 years 7.36 years

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                                LTX CORPORATION

                             Stock Option Activity

                                 1997                1998                 1999
                          ------------------- -------------------- --------------------
                                     Weighted             Weighted             Weighted
                                     Average              Average              Average
                          Number of  Exercise Number of   Exercise Number of   Exercise
                           Shares     Price     Shares     Price     Shares     Price
                          ---------  -------- ----------  -------- ----------  --------
Options outstanding,
 beginning of year......  2,025,227   $ 3.35   3,260,283   $ 3.94   4,186,793   $ 4.26
Granted/repriced........  1,753,750     4.82   1,178,250     4.57   3,683,967     4.88
Exercised...............   (333,955)    2.51    (108,515)    2.83    (411,854)    2.49
Forfeited/repriced......   (184,739)    7.15    (143,225)    4.96  (2,163,351)    4.51
Options outstanding, end
 of year................  3,260,283     3.94   4,186,793     4.26   5,295,555     4.74
Options exercisable.....  1,707,496     2.88   1,612,478     3.46   1,492,123     3.38
Options available for
 grant..................    636,846            1,105,626              720,262
Weighted average fair
 value of options
 granted during year....              $ 3.38               $ 3.55               $ 3.81

  As of July 31, 1999, the status of the Company's outstanding and exercisable options is as follows:

                                      Options Outstanding                    Options Exercisable
                        ----------------------------------------------- ------------------------------
                                    Weighted Average
        Range of          Number       Remaining      Weighted Average    Number     Weighted Average
   Exercise Price ($)   Outstanding Contractual Life Exercise Price ($) Exercisable Exercise Price ($)
   ------------------   ----------- ---------------- ------------------ ----------- ------------------
       0.00- 1.26          134,000        5.7               0.96           134,000         0.96
       1.26- 2.53          373,998        3.2               1.94           371,998         1.94
       2.53- 3.79        2,202,557        8.7               2.89           603,450         3.06
       3.79- 5.05          984,500        8.0               4.58           149,000         4.43
       5.05- 6.31          265,250        7.1               5.71           161,525         5.74
       6.31- 7.58           20,750        8.1               7.38             4,150         7.38
       7.58- 8.84        1,254,500        9.8               8.79             8,000         8.06
       8.84-10.10              --         --                 --                --           --
      10.10-12.63           60,000        6.2              11.44            60,000        11.44
                         ---------        ---              -----         ---------        -----
                         5,295,555        8.3               4.74         1,492,123         3.38
                         =========        ===              =====         =========        =====

  Employees' Stock Purchase Plan

  In December 1993, the stockholders of the Company approved the adoption of the 1993 Employees' Stock Purchase Plan, which replaced the 1983 Employees' Stock Purchase Plan, which expired in December 1993. Under this plan, eligible employees may contribute up to 15% of their annual compensation for the purchase of common stock of the Company up to $25,000 of fair market value of the stock per calendar year. The plan limited the number of shares which can be issued for any semi-annual plan period to 150,000 shares. In 1999, the shareholders of the Company increased the number of shares which can be issued over the term of the plan to 3,000,000 shares. At July 31, 1999, 1,288,972 shares were available for future issuance under this plan.

  Other Compensation Plans

  In fiscal 1996, the Company established a Profit Sharing Bonus Plan, wherein a percentage of pretax profits are distributed semi-annually to all employees. In addition, the Company has a 401(k) Growth and Investment Program. Eligible employees may make voluntary contributions to this plan through a salary reduction contract up to the statutory limit or 15% of their annual compensation. In fiscal 1996, the Company began matching employees' voluntary contributions to the plan, up to certain prescribed limits. These Company

                                LTX CORPORATION
contributions vest at a rate of 20% per year. The Company ceased matching contributions in October of fiscal 1999 and there was a charge to expense in fiscal 1999 for $151,979 for August through September 1998. The total charge to expense under these plans was $1,056,000 in fiscal 1998 and $1,035,000 in fiscal 1997.

9. INDUSTRY AND GEOGRAPHIC SEGMENT INFORMATION

  The Company operates predominantly in one industry segment: the design, manufacture and marketing of automated test equipment for the semiconductor industry that is used to test system-on-a-chip, digital, analog and mixed signal (a combination of digital and analog) integrated circuits ("ICs").

  No single customer accounted for greater than 10% of total sales revenue in fiscal 1999 and fiscal 1998. In fiscal 1997, sales to two customers accounted for 13% and 12% of net sales, respectively. Sales to the top ten customers were 60%, 55%, and 44% of net sales in fiscal 1999, fiscal 1998 and fiscal 1997, respectively.

  The Company's operations by geographic segment for the three years ended July 31, 1999 are summarized as follows:

                                                  Year Ended July 31,
                                         --------------------------------------
                                             1997         1998         1999
                                         ------------ ------------ ------------
Sales to unaffiliated customers:
  United States......................... $ 64,183,000 $ 77,905,000 $ 61,603,000
  Taiwan................................   46,008,000   37,070,000   27,799,000
  Japan.................................   13,285,000   26,655,000   11,645,000
  Singapore.............................   27,826,000   20,270,000   18,156,000
  All other countries...................   43,041,000   34,327,000   38,123,000
                                         ------------ ------------ ------------
Total sales to unaffiliated customers...  194,343,000  196,227,000  157,326,000
                                         ------------ ------------ ------------
Long-lived assets:
  United States.........................   31,905,000   24,342,000   24,965,000
  Taiwan................................      591,000    1,300,000    1,175,000
  Japan.................................    2,465,000    2,116,000       59,000
  Singapore.............................    4,540,000    4,702,000    3,695,000
  All other countries...................    3,457,000    2,967,000    2,048,000
                                         ------------ ------------ ------------
Total long-lived assets................. $ 42,958,000 $ 35,427,000 $ 31,942,000
                                         ============ ============ ============

  Transfer prices on products sold to foreign subsidiaries are intended to produce profit margins that correspond to the subsidiary's sale and support efforts. Sales to customers in North America are 99% within the United States.

                                LTX CORPORATION

10. COMMITMENTS

  The Company has operating lease commitments for certain facilities and equipment and capital lease commitments for certain equipment. Minimum lease payments net of sublease proceeds under noncancelable leases at July 31, 1999, are as follows:

                                                           Total      Total
                                                         Operating   Capital
   Year ended July 31,          Real Estate  Equipment    Leases      Leases
   -------------------          ----------- ----------- ----------- ----------
     2000...................... $ 3,756,000 $ 5,042,000 $ 8,798,000 $  897,000
     2001......................   2,836,000   3,938,000   6,774,000    897,000
     2002......................   2,617,000   1,564,000   4,181,000    897,000
     2003......................   2,501,000     429,000   2,930,000    897,000
     2004......................   2,175,000     417,000   2,592,000        --
   2005 and thereafter.........   5,158,000   1,465,000   6,623,000        --
                                ----------- ----------- ----------- ----------
   Total minimum lease
    payments................... $19,043,000 $12,855,000 $31,898,000 $3,588,000
   Less: amount representing
    interest...................                                     $  893,000
                                                                    ----------
   Present value of total
    capital leases.............                                     $2,695,000

  Total rental expense for fiscal 1999, 1998 and 1997 was $6,832,000, $6,713,000, and $7,257,000 respectively.

11. RESTRUCTURING AND INVENTORY CHARGES

  Fiscal 1998 Restructuring

  In fiscal 1998, the Asian financial crisis (which began in January 1998) created a major impact on the global economy, precipitating a further drop in demand than the Company and the industry had been previously experiencing. As a result, the Company's sales dropped to $33 million in the fourth quarter of fiscal 1998, compared to $54 million in the third quarter of fiscal 1998. Simultaneously, the Company's development and introduction of the Fusion product line was occurring. The sudden drop in demand for the Company's products, combined with the introduction of the Fusion product line, resulted in significant excess and obsolete inventory. Management determined to restructure the Company's operations during the fourth quarter of fiscal 1998, in line with its strategy of focusing on the Fusion product line. As a result of the combined rapid and sudden decline in global demand for Semiconductor Test Equipment and the transition to the Fusion product line, the Company recorded a $40.7 million inventory charge in the fourth quarter of fiscal 1998. Inventory purchases in the second and third quarters of fiscal 1998 in anticipation of a higher level of demand for its existing products consisted of a large amount of custom and semi-custom inventory that would become obsolete or difficult to sell due to the declining business conditions within the industry in the third and fourth quarter of that same fiscal year.

  The $40.7 million inventory charge taken in fiscal 1998 consisted of a write-down of the Delta Series product line for $25.3 million, the Synchro and 77/90 product lines for $11.8 million, and $3.6 million for service parts deemed excess or obsolete.

  The $6.3 million restructuring charge recorded in the fourth quarter of fiscal 1998 included: $3.2 million in employee separation costs, $2.9 million in asset impairment write-offs and $.2 million in lease terminations and other contractual obligations. The workforce reduction impacted 259 employees, of which 211 were in Production & Engineering, 33 in Sales & Marketing and 15 in Administration. Asset impairment write-offs of $2.9 million related to the write off of capitalized Master and Delta Series testers and test equipment at its facilities in San Jose and Korea. The Company no longer manufactures the Master series line and this equipment was written down to zero value and depreciation expense permanently ceased. The assets were disposed of or sold in fiscal

                                LTX CORPORATION

1999. The company received $.3 million in cash and short term notes for the sale of these assets. There is no remaining accrued liability balance to be paid that relates to the fiscal 1998 restructuring plan as of July 31, 1999.

  Fiscal 1997 Restructuring

  The Company's charge for excess inventory of $9.3 million in the first quarter of fiscal 1997 was a result of management's new strategy for its Digital product line. During the first quarter of fiscal 1997, the Company restructured its Digital Products Division management team and initiated a new marketing and product development strategy that produced an anticipated reduction in the realizable value of existing inventories relating to non-strategic products.

  The bulk of this charge for excess inventory of $9.3 million related to product obsolescence in the Company's Delta 50 and Delta 100 Test Systems, which were replaced with the Delta STE line.

  In fiscal 1997, the Company redirected its product strategy to focus primarily on functionally complex devices known as "systems-on-a chip". As a result, the Company restructured its Digital Products Division and began emphasizing sales of its Delta/STE mixed technology test systems. In fiscal 1997, the Company recorded a restructuring charge of $6.8 million consisting of $4.0 million for cancelled non-strategic development projects and technology upgrades to the customers, $1.7 million in severance costs relating to workforce reductions, $.6 million of asset impairments and $.3 million in equipment lease cancellations. The workforce reduction totaled 180 employees, of which 166 were in production and engineering, 10 in administration and 4 in sales and marketing.

  The remaining accrued balance as of July 31, 1999 of $1.7 million relates to the estimated cost to replace certain board modules. In fiscal 1999, approximately $.2 million of cash expenditures were made on this project.

                               Restructuring Cost
                                    ($000's)

  Charges: (See Note)

                                  From the           From the         From the
                            Pre-Fiscal 1996 Plan Fiscal 1997 Plan Fiscal 1998 Plan
                            -------------------- ---------------- ----------------
   Employee separation
    cost...................       $ 1,900             $1,750           $3,145
   Cancelled engineering
    projects...............           --               1,250              --
   New system board
    modules................           --               2,850              --
   Fixed asset write-
    downs..................           --                 600            2,908
   Termination of leases
    and other contractual
    obligations............        12,500                300              219
                                  -------             ------           ------
     Total.................        14,400              6,750            6,272
                                  =======             ======           ======
   Incurred through July
    31, 1999...............        13,887              5,000            6,272
   Ending accrual at July
    31, 1999...............           513              1,750              --
   Actual cash payments in
    fiscal 1999............           --                 228            3,295

--------
Note: Charges represent cash items except for the fixed asset write-downs which is a non-cash item.

                                LTX CORPORATION

                              Headcount Reduction

                                                   From the         From the
                                               Fiscal 1997 Plan Fiscal 1998 Plan
                                               ---------------- ----------------
     Sales and marketing......................         4               33
     Administration...........................        10               15
     Production and engineering...............       166              211
                                                     ---              ---
       Total reduction........................       180              259

12. QUARTERLY RESULTS OF OPERATIONS (unaudited)

                        QUARTERLY RESULTS OF OPERATIONS
                                  (unaudited)
                     (In thousands, except per share data)

                                                 Year Ended July 31, 1999
                                            ------------------------------------
                                             First   Second   Third     Fourth
                                            Quarter  Quarter Quarter   Quarter
                                            -------  ------- -------  ----------
Net sales.................................. $27,018  $33,691 $43,210   $ 53,407
Gross profit...............................   9,667   12,751  18,198     23,259
Net income (loss)..........................  (6,892)   1,139   1,794      4,334
Net income (loss) per share:
  Basic....................................    (.19)     .03     .05        .12
  Diluted..................................    (.19)     .03     .05        .11

                                                 Year Ended July 31, 1998
                                            ------------------------------------
                                             First   Second   Third     Fourth
                                            Quarter  Quarter Quarter  Quarter(1)
                                            -------  ------- -------  ----------
Net sales.................................. $54,206  $55,132 $54,130   $ 32,759
Gross profit...............................  22,099   23,333  17,833    (35,593)
Net income (loss)..........................   1,108      765  (6,334)   (73,819)
Net income (loss) per share:
  Basic....................................    0.03     0.02   (0.17)     (2.09)
  Diluted..................................    0.03     0.02   (0.17)     (2.09)

--------
(1) The Company recorded a charge for excess inventory of $40.7 million and a restructuring charge of $6.3 million in its fourth quarter results of operations.

13. ADDITIONAL INTERIM INFORMATION (unaudited)

  Reclassification

  Effective November 1, 1999, the Company changed its accounting policy to classify certain applications and engineering development costs previously reported in cost of sales as research and development expense. The change was made effective for the quarter ended January 31, 2000. The expenses that were reclassified relate to development activities by our application engineering group for future enhancements of existing products and initial application development of new products. Prior period financial statements have been reclassified to conform to the 2000 presentation. The reclassification had no impact on earnings for any prior period.

                                LTX CORPORATION

                   APPLICATIONS ENGINEERING RECLASSIFICATION
                                ($ in thousands)

                                                                    For the Six Months
                                                                           Ended
                              Fiscal Years Ended July 31,               January 31,
                         -----------------------------------------  --------------------
                          1995    1996     1997     1998     1999     1999       2000
                         ------  -------  -------  -------  ------  ---------  ---------
$ Amount reclassified... $6,471  $11,475  $12,171  $13,437  $9,654     $4,784     $7,028
Gross profit % of sales
  --Previously
   reported.............   35.0%    37.9%    27.4%     7.3%   34.5%      29.0%      40.8%
  --As reclassified.....   38.1%    42.2%    33.6%    14.1%   40.6%      36.9%      46.2%
Engineering and product
 development expenses %
 of sales
  --Previously
   reported.............    9.4%     8.6%    12.0%    17.5%   16.0%      19.4%      12.4%
  --As reclassified.....   12.5%    12.9%    18.3%    24.3%   22.1%      27.3%      17.8%

  Convertible Debentures

  The Company announced that it intends to call for redemption on March 24, 2000 all of its outstanding 7 1/4% Convertible Subordinated Debentures Due 2011. On that date, the debentures will be redeemable at a redemption price equal to 100% of their principal amount plus accrued interest. The debentures are convertible into shares of LTX Common Stock until 5:00 p.m. Eastern Standard Time on March 24, 2000 at a conversion price of $18.00 per share of Common Stock. Accrued and unpaid interest will not be paid to holders who convert their debentures. Any debentures not surrendered for redemption prior to 5:00 p.m. Eastern Standard Time on March 24, 2000 shall cease to accrue interest. On February 25, 2000, $7,183,000 in principal amount of debentures was outstanding.

  New Accounting Pronouncements

  The Securities and Exchange Commission released Staff Accounting Bulletin
(SAB) No. 101, "Revenue Recognition in Financial Statements", on December 3, 1999. The SAB provides additional guidance on the accounting for revenue recognition, including both broad conceptual discussions as well as certain industry-specific guidance. The new guidance concerning customer acceptance and installation terms may have an impact on the timing of the Company's revenue recognition. The guidance is effective for the first quarter of fiscal year 2001 and would be adopted by recording the effect of any prior revenue transaction affected as a "cumulative effect of change in accounting principle" as of August 1, 2000.

                           [LOGO OF LTX CORPORATION]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

  The following table sets forth a reasonably itemized statement of all expenses in connection with the issuance and distribution of the shares of Common Stock being registered hereby, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. fees.

      SEC registration fee............................................ $ 35,199
      NASD filing fee.................................................   13,833
      Nasdaq National Market fee......................................   17,500
      Blue sky fees and expenses......................................   10,000
      Transfer agent and registrar fees...............................    5,000
      Legal fees and expenses.........................................   20,000
      Accounting fees and expenses....................................   35,000
      Printing and engraving expenses.................................  100,000
      Miscellaneous...................................................   13,468
                                                                       --------
          Total....................................................... $250,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

  Chapter 156B of the Massachusetts General Laws, under which LTX is organized, permits a Massachusetts corporation to adopt a provision in its Articles of Organization eliminating or limiting the liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such liability does not arise from certain proscribed conduct (including intentional misconduct and breach of duty of loyalty).

  On December 8, 1987, the stockholders approved an amendment to the Company's Articles of Organization. The amendment to the Articles of Organization, which became effective on April 8, 1988, is as follows:

  "No director shall be personally liable to the corporation or any of its stockholders for monetary damages for any breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability; provided, however, that this provision shall not eliminate or limit the liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorizing distributions to stockholders in violation of the corporation's Articles of Organization or which render the corporation insolvent or bankrupt, and approving loans to officers or directors of the corporation which are not repaid and which were not approved or ratified by a majority of disinterested directors or stockholders, or (iv) any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of such amendment."

  The By-laws of the registrant provide for indemnification of officers and directors as follows:

Section 6.5 Indemnification.

  The Corporation shall indemnify each director and officer against all judgments, fines, settlement payments and expenses, including reasonable attorneys' fees, paid or incurred in connection with any claim, action, suit or proceeding, civil or criminal, to which he may be made a party or with which he may be threatened by reason of his being or having been a director or officer of the corporation, or, at its request, a director, officer, stockholder or member of any other corporation, firm, association or other organization or by reason of his serving or having served, at its request, in any capacity with respect to any employee benefit plan, or by reason of any action or omission by him in such capacity, whether or not he continues to be a director or officer at the time of incurring such expenses or at the time the indemnification is made. No indemnification shall be made hereunder (i) with respect to payments and expenses incurred in relation to matters as to which he shall be finally adjudged in such action, suit or proceeding not to have acted in good faith and in the reasonable belief that his action was in the best interests of the corporation (or, to the extent that such matter relates to service with respect to an employee benefit plan, in the best interest of the participants or beneficiaries of such employee benefit plan), or (ii) otherwise prohibited by law. The foregoing right of indemnification shall not be exclusive of other rights to which any director or officer may otherwise be entitled and shall inure to the benefit of the executor or administrator of such director or officer. The Corporation may pay the expenses incurred by any such person in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by such person to repay such payment if it is determined that such person is not entitled to indemnification hereunder.

  The Board of Directors may, without stockholder approval, authorize the Corporation to enter into agreements, including any amendments or modification thereto, with any of its directors, officers or other persons described in paragraph (a) above providing for indemnification of such persons to the maximum extent permitted under applicable law and the Corporation's Articles of Organization and By-laws.

  No amendment to or repeal of this section shall have any adverse effect on
(i) the right of any director or officer under any agreement entered into prior thereto, or (ii) the rights of any director or officer hereunder relating to his service, for which he would otherwise be entitled to indemnity hereunder, during any period prior to such amendment or repeal.

  Item 16. Exhibits

   1.1  Form of Underwriting Agreement
   3.1 Articles of Organization, as amended (Exhibit 3.1 to the Company's Amendment No. 1 to Registration Statement No. 33-62125 on Form S-3 filed September 11, 1995)*
   3.3 By-laws, as amended (Exhibit 3-B to the Quarterly Report on Form 10-Q for the quarter ended October 31, 1997).*
   4.1 Indenture dated April 15, 1986 between the Company and The First National Bank of Boston (Exhibit 4-A to the Company's Registration Statement No. 33-35401 on Form S-4 filed June 26, 1990)*
   4.2 Indenture dated June 15, 1990 between the Company and The First National Bank of Boston (Exhibit 4 (A) (ii) to the Company's Annual Report on Form 10-K for the year ended July 31, 1990)*
   4.3 Rights Agreement dated as of April 30, 1999 between the Company and BankBoston, N.A. (Exhibit 4.1 to the Company's Current Report on Form 8-K, filed May 3, 1999)*
   5.1  Opinion of Bingham Dana LLP
  23.1  Consent of Arthur Andersen LLP
  23.2  Consent of Bingham Dana LLP (included in Exhibit 5.1)
  24.1  Power of Attorney (included on Page II-4)
  27.1  Financial Data Schedules
  *     Previously filed

  Item 17. Undertakings

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes that:

  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Westwood and Commonwealth of Massachusetts on the 15th day of March, 2000.

                                          LTX Corporation

                                                    /s/ David G. Tacelli
                                          By: _________________________________
                                                      David G. Tacelli
                                                  Chief Financial Officer
                                                and Executive Vice President

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Roger W. Blethen and David G. Tacelli, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any amendments or post-effective amendments to this Registration Statement, and any and all registration statements (including any amendments thereto) relating to the offering covered hereby which may be filed with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1993, and to file any of the foregoing with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitutes or substitutes, may do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----
         /s/ Roger W. Blethen          Chief Executive Officer,     March 15, 2000
______________________________________  President and Director
           Roger W. Blethen             (Principal Executive
                                        Officer)
         /s/ David G. Tacelli          Chief Financial Officer      March 15, 2000
______________________________________  (Principal Financial &
           David G. Tacelli             Accounting Officer)
        /s/ Samuel Rubinovitz          Chairman of the Board        March 15, 2000
______________________________________
          Samuel Rubinovitz
        /s/ Robert J. Boehlke          Director                     March 15, 2000
______________________________________
          Robert J. Boehlke
          /s/ Jacques Bouyer           Director                     March 15, 2000
______________________________________
            Jacques Bouyer
       /s/ Stephen M. Jennings         Director                     March 15, 2000
______________________________________
         Stephen M. Jennings
          /s/ Roger J. Maggs           Director                     March 15, 2000
______________________________________
            Roger J. Maggs
         /s/ Robert E. Moore           Director                     March 15, 2000
______________________________________
           Robert E. Moore

                                 EXHIBIT INDEX

   1.1  Form of Underwriting Agreement
   3.1 Articles of Organization, as amended (Exhibit 3.1 to the Company's Amendment No. 1 to Registration Statement No. 33-62125 on Form S-3 filed September 11, 1995)*
   3.3 By-laws, as amended (Exhibit 3-B to the Quarterly Report on Form 10-Q for the quarter ended October 31, 1997).*
   4.1 Indenture dated April 15, 1986 between the Company and The First National Bank of Boston (Exhibit 4-A to the Company's Registration Statement No. 33-35401 on Form S-4 filed June 26, 1990)*
   4.2 Indenture dated June 15, 1990 between the Company and The First National Bank of Boston (Exhibit 4 (A) (ii) to the Company's Annual Report on Form 10-K for the year ended July 31, 1990)*
   4.3 Rights Agreement dated as of April 30, 1999 between the Company and BankBoston, N.A. (Exhibit 4.1 to the Company's Current Report on Form 8-K, filed May 3, 1999)*
   5.1  Opinion of Bingham Dana LLP
  23.1  Consent of Arthur Andersen LLP
  23.2  Consent of Bingham Dana LLP (included in Exhibit 5.1)
  24.1  Power of Attorney (included on page II-4)
  27.1  Financial Data Schedules
  *     Previously filed